NO ACT

PE
1-11-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010761

March 12, 2010

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Received SEC
MAR 1 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: Ford Motor Company
Incoming letter dated January 11, 2010

Dear Mr. Sherry:

This is in response to your letters dated January 11, 2010 and February 3, 2010 concerning the shareholder proposal submitted to Ford by Fredrick P. Wilson. We also have received letters from the proponent dated January 27, 2010 and February 10, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 11, 2010

The proposal directs Ford not to fund or undertake any energy savings projects that are solely concerned with CO_2 reduction.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(3). Based on the arguments presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2010

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Rebuttal of Ford Request for Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson Dated February 3, 2010

Ladies and Gentlemen:

This letter is in rebuttal to Ford Motor Corporations (Ford) letter dated February 03, 2010 (cc att as att A) to the SEC requesting that the proposal I have submitted to them be omitted from its 2010 Proxy material and iterating that they stand by their statements in their letter dated January 11, 2010. This letter also urges the SEC to notify Ford to include my proposal in its 2010 Proxy material if Ford is not going to adopt it.

Alternatively, of course, Ford could initiate acting in its own best interests and the best interests of its shareholders, and adopt and implement my proposal.

The Proposal is excludable ender Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

Once again, to believe that there is anything false or misleading in my statement is a blatantly libelous statement. A written apology by Ford is an acceptable alternative to legal action.

The recent snowstorms that Washington DC has been blanketed with should raise some eyebrows at the SEC. The snowfall this winter and this month in Washington DC have broken the all time records. Records that have stood for decades. A couple of severe winter storms do not prove Global Cooling and are not climate change, but, if one actually checks out the weather reports, globally, for the last 11 years, one will find that around the globe, winters have, at one place or another, during one winter or another, set new records for cold and snow, shattering records set during the last temperature downtown in the 50's, 60's, and 70's, and even century old records.

The summers have been getting shorter and cooler around the globe. No new records for hot weather have been recorded. When the weather for over a decade indicates what is stated, which it does, that should certainly bolster the case that there is no Global Warming and that the Climate Change that is actually occurring is Global Cooling.

The point that Ford keeps missing is that they, since they were making business decisions as early at 2003, regarding their actions and resources and money spent regarding combating "carbon", could have actually studied climate change, as I did, to arrive at the documented fact that there is no reason to combat "carbon". A real business knows what it is doing before is spends money, commits resources, as Ford should but does not. Real business leaders, Board Members and Executives, don't jump to conclusions before they have analyzed the facts.

A classis liberal education demands that a subject be studied, analyzed, from all aspects, that all the information for all the different arguments pro, con, and otherwise, need to be considered before a decision is made. I did this starting in 2005 regarding what were the best alternatives for energy independence. I didn't know anything about the subject of Climate Change, and I wasn't about to make any recommendation out of ignorance, which is what Ford did for many years.

If Fords management and directors are unknowledgeable, and are unwilling to become knowledgeable of a subject, and make bad business decisions based on their lack of knowledge, then what is a shareholder that cares about the future prosperity of Ford supposed to do? I vote for and against Directors, I lobby for proposals. I do everything I can, within reason, to convince Ford that it should follow good business practices, based on knowledge, rather than blindly invest its limited resources in fallacious propositions.

Per my proposal, for example, Ford might want to put up a windmill farm to generate electricity on one of its properties. The normal business practice would be to analyze the Return on Investment of the windmill farm. What is the initial investment? How much does the wind blow? How much electricity will the field develop? What will we do when the wind is blowing? What will we do when the wind is not blowing? How will that affect the investment? How long will it be before the electricity generated saves enough money that would otherwise be sent to Consumers Power or whomever to recoup, pay for, the initial investment, including opportunity costs. Ford has to have some kind of time period guidelines that it makes investment decisions within, positively or negatively. For example, will the payback be in 2 and ½ years, or 5 years, or whatever?

In a windmill farm example, the knowledge that no windmill farm in the world makes more than about 30% of its rated capacity would be knowledge Ford would need to make such a decision. That Norway and Denmark have put a moratorium on any more windmill farms, both because the variability is destroying their power grid, and their electricity costs are skyrocketing due to using this ineffective, inefficient, uneconomical windmill farm system. The normal ROI on a windmill farm is about 25 years, which is within the time the windmills will wear out and will need to be replaced. This would be a total loser in the real world. In the make believe world of the climate alarmists, the reduction in "carbon", or CO_2, by not using some other "polluting" source, would have an intangible benefit that makes investing in windmills work. Hence the folly of CAP & TAX, or CAP & TRADE.

In those parts of the world where there is a CAP & TAX policy law in place, Ford should include, until the law is repealed, those real dollar returns in its ROI analysis, but no one at Ford should put any more value on the "carbon" reduction than what the hard cold dollars state.

In those parts of the world where there is no CAP & TAX Ponzi scheme enacted, then Ford should apply no hard cold dollar amount to the ROI calculation for the windmill farm concerning "carbon" reduction. It must be a ZERO in the calculation. This is what my proposal asks Ford to do. Nothing more, nothing less.

Make smart business decisions based on knowledge. I know that is a novel concept, but Ford should try it. They might actually like it.

It asks Ford to live up to its own business practices, with the knowledge to make good decisions rather than fallacious and foolhardy ones. Reminding Ford of its obligations to its stockholders to try to run the company well, rather than poorly, with the knowledge to run it well, is a stockholders responsibility, especially when FORD sticks its head in the sand so far you can't find its bellybutton anymore.

My first rebuttal, (letter dated January 27), iterated over a dozen examples where Ford has frivolously, with no regard for stockholder value or treasure, spent money, time, and resources, out of a total lack of knowledge, chasing this chimera and kowtowing to the alarmists. Real dollars. Money that could have been re-invested. Money that could have paid loans back. That is unconscionable, and must be a concern to all stockholders.

My proposal does not intrude upon Fords decision making in an inappropriate manner, it only says with this knowledge, use this knowledge to make good business decisions using your own ROI rules, whatever those rules may be may be.

Fords refusal to learn enough about any subject, whether it be Islam or this, to make good, responsible, business decisions, is a great example of why proposals such as this should be placed into the hands of the shareholders by including them in the proxie. Their quick response after my first rebuttal must mean that they are some of the fastest speed readers on the planet. To have absorbed all of the knowledge I provided and totally discard it in a couple of days is a tremendous mental feat.

Attached (att b) is an article from National Review regarding the two Canadians who investigated the Mann "hockey stick" for the scam that it is. The alarmists used their normal tactic, discredit the messenger rather than discuss, scientifically, the validity, or not, of their findings. The article also mentions that it is now possible that a majority of the folks now believe the truth, that there is no global warming and the CO_2 does not cause climate change.

I hope the employees of the SEC are preparing themselves for many more winters such as this one in the coming years. Living here in Michigan, as I do, it is just a normal part of the annual cycle, unpleasant, but easily manageable. In a couple of more winters, hopefully the city fathers of Washington DC will be ready for as much snow as you have received this winter, and it will only be an unpleasant inconvenience, not a show stopper, for the employees of the SEC.

Once again, I urge you to notify Ford that they should include my proposal in the 2010 Proxy statement for the annual stockholder meeting if they do not choose to adopt it, and I urge the SEC to fine Ford the fullest amount that the law allows if they do omit my proposal.

Regards,



Fredrick P. Wilson

CC: Peter J. Sherry, Jr. – Ford - Office of the Secretary

Att
A) Ford letter dated February 3, 2010 requesting that the stockholder proposal be omitted.
B) "Two Inconvenient Canadians" – by Jay Nordlinger in National Review

ATT. A



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letter dated January 27, 2010, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 11, 2010, regarding the Proponent's shareholder proposal requesting that Ford "not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO_2 reduction would solely be a by-product of any energy cost reductions" (the "Proposal").

We do not wish to take more of the Staff's time by restating our arguments for omission contained in our January 11, 2010 submission. We do not believe that the Proponent has presented any persuasive arguments that would lead the Staff to deny our No-Action Request on the basis that the Proposal is so vague and ambiguous as to be false and misleading under the Rule 14a-8(i) (3) and Rule 14a-9

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Fredrick Wilson (via Federal Express)



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letter dated January 27, 2010, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 11, 2010, regarding the Proponent's shareholder proposal requesting that Ford "not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO_2 reduction would solely be a by-product of any energy cost reductions" (the "Proposal").

We do not wish to take more of the Staff's time by restating our arguments for omission contained in our January 11, 2010 submission. We do not believe that the Proponent has presented any persuasive arguments that would lead the Staff to deny our No-Action Request on the basis that the Proposal is so vague and ambiguous as to be false and misleading under the Rule 14a-8(i) (3) and Rule 14a-9

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Fredrick Wilson (via Federal Express)

January 27, 2010

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Rebuttal of Ford Request for Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

This letter is in rebuttal to Ford Motor Corporations (Ford) letter dated January 11, 2010 (cc att as att A) to the SEC requesting that the proposal I have submitted to them be omitted from its 2010 Proxy material. This letter also urges the SEC to notify Ford to include my proposal in its 2010 Proxy material if Ford is not going to adopt it.

Alternatively, of course, Ford could act in its own best interests and the best interests of its shareholders, and adopt and implement my proposal.

In its letter, Ford states that:

The Proposal is excludable ender Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

Ford then continues on for 3 pages, during which there is not a single statement by Ford regarding a single item in the Proposal which is argued to be materially false or misleading.

The entire argument of Ford circularly surrounds the interpretation of the Therefore statement in the proposal: "Therefore: Ford should not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO2 reduction would solely be a by-product of any energy cost reductions."

I am arguing that Ford should live up to its own corporate guidelines, shorn of any illusions about climate change or CO2 having anything to do with it. That is not misleading or materially false. I cannot respond to imaginative and fictitious arguments and an unending sequence of inane what ifs.

Ford argues that the terms are not closely defined, and can be interpreted in different ways. If Ford, and the SEC, would expand their stockholder Proposal word limits, to, say, 10,000 words or so, I would be more than happy to define such a simple statement with every single word in it in its every possible context.

Ford truly does go to excruciating lengths and flights of fancy to dream up incredible scenarios that might be engendered by this proposal. None of these scenarios can be supported by any rational interpretation of the Therefor statement.

Following are eleven (11) Stockholder Proposals which all advocate reduction of CO2, or "carbon," emissions to stave off a global disaster which Ford and the SEC have seen fit to include in the annual Proxy material over the several years – they are listed as they are included as attachments:

B) 2008 Proxy Statement – Supplemental Information on Climate Change
C) 2008 Proxy Statement – Proposal 10 – Global Warming Report
E) 2007 Proxy Statement – Proposal 4 – Reduce Greenhouse Gas (GHG) Emissions
G) 2006 Proxy Statement – Proposal 6 - 2006 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions
H) 2006 Proxy Statement - Proposal 4 - Report on Lobbying Related to Federal Fuel Economy Standards
I) 2005 Proxy Statement – Proposal 6 - 2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions
J) 2005 Proxy Statement – Supplemental Shareholder Resolution on Climate Change
K) 2005 Proxy Statement – Proposal 4 - Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standard
L) 2004 Proxy Statement – proposal 7 – Reducing Auto Sector Greenhouse Gas Emissions
M) 2003 Proxy Statement – Supplement Information - Shareholder Resolution on Climate Change

In each of the above documents the Ford response as listed for the 2007 Proxy Statement – Proposal 4 is typical of Fords statements on each of the proposals.

"Ford recognizes the compelling data regarding climate change and the risk that it poses to our environment and our economies. Ford also recognizes that we must participate in a solution to these issues and we have invested significant money and resources into the research and development of innovative vehicle technologies."

Note the words: " **compelling data regarding climate change and the risk that it poses to our environment and our economies.**"

Following are two additional Stockholder Proposals which requested Ford to report on certain information, as they are listed and included in the attachments.

D) 2007 Proxy Statement – Proposal 7 - RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

F) 2006 Proxy Statement – Proposal 8 - RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

In each of the proposals, the stockholder requested Ford, in effect, to show the "compelling data". In both cases, Ford said that it was not in the business to do so.

So Ford can believe in "compelling data", and spend who knows how much of the its limited time, energy, and resources, which all equate to stockholder equity, and never share with its shareholders what that "compelling data" is that mandates that Ford go to great lengths to reduce its GHG "footprint"

In emphasis from the Ford Response: **"...we must participate in a solution to these issues and we have invested significant money and resources ".**

From the same 2007 Proposal 4:

"We worked with the Sisters of St. Dominic of Caldwell, New Jersey, additional members of the Interfaith Center on Corporate Responsibility, and others, to produce *''The Ford Report on the Business Impact of Climate Change,''* which addresses a broad range of environmental issues important to us, including greenhouse gas emissions. Ford was the first company in our industry to publish a report on the business impact of climate change.

"Ford was the first automaker to estimate its total GHG ''footprint'' for Company operations. We will update our estimate in the 2007 Sustainability Report.

"We were the first automaker to participate in carbon trading markets in North America and the U.K. (this is otherwise known in the USA as "Cap & Trade", which has passed the US House, but not the US Senate as of this date - FPW)

"We were also the first to offset manufacturing emissions and offer customers an innovative way to offset emissions from use of their vehicles as described below.

"To plan and implement our strategic approach, we have established sustainability related governance systems which include a strong focus on fuel economy and CO2 improvements. The strategic direction is provided by a senior executive forum, including Vice President and executive stakeholders who guide the development of the vision, policy and business goals. A related executive planning team is responsible for developing detailed and specific policy, product and technical analyses to meet objectives. These teams base their plans on scientific data and promote actions that will achieve the Company's environmental ambitions, recognizing the need to use a holistic approach to effectively protect the environment. Metrics have been established and are reviewed regularly to ensure satisfactory progress.

"The Environmental and Public Policy Committee of the Board of Directors is responsible for reviewing the Company's climate change strategy and actions."

In other words, Ford has gone to great lengths, has assigned key executives and Directors to manage and oversea a plethora of activities, all of which have cost Ford, thus the shareholders, untold amounts of our limited treasure, to chase the chimera of man-made climate change.

Ford is deeply leveraged. I applaud Ford that it has done this through the private equity markets rather than by pillaging "mainstreets" pockets as the TARP money has done, which other corporations have either begged for or had it shoved down their throats. However, no matter how well Ford has done in these trying times, it is still very deeply in debt and its long term survival is still open to question. The last thing the shareholders should condone, and the last thing the Directors should approve of, is Ford frivolously spending any more money chasing this chimera.

Obviously, Ford must comply with all Federal, State, and local laws and regulations. That needs to go without stating, for no one should ever argue that Ford should not comply with the letter, while debating the intent, of any law. I certainly do not so argue, either now or in my Proposal. If there is a Cap & Trade Law in Europe & Canada, as their appears to be, however fatally flawed it may be, it is in Fords best interests to play that silly game to its advantage, as it appears to be doing. I would challenge the SEC and Ford to put the preceding statement into ironclad legal prose without exceeding the 500 word limit, obviously leaving no room for anything else.

Should I have submitted a Therefor that requested Ford to report on all the money it is wasting trying to appease some well meaning but totally incorrect shareholders? Should I have submitted a Therefor that requested Ford to report on every project that involved energy savings and how it hadn't wasted any of that money to reduce its GHG "carbon" footprint (except as legally required)? No. It is far better that I ask Ford to adhere to good business practices, its own ROI rules. Nothing could be plainer, simpler, and easier to understand.

My Stockholder Proposal and its therefor statement is simple, straight forward, and has no materially false or misleading statements in it.

2008 Proxy Statement – Proposal 10, states as its Therefor, or Resolved statement:

"Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Ford to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided."

This Resolved section does ask for a simple report, but the substance behind the requested report is massive. How Ford and the SEC ever allowed that into print is beyond me. The massive amount of actions that are requires that Ford should report on are truly staggering. I'm tickled that these folks thought that Ford, all by itself, could save the world. I'm puzzled that Ford would ever allow such dribble to be included in its Proxy Statement.

At the 2008 Annual meeting, I spoke against adopting this Proposal, as I had spoken against a similar proposal in 2007.

Following is my statement:

"The recent episode of global warming peaked in '98. Since then, the average global temperature has wandered downwards throughout the next ten years, and 2008 is projected to be another cooler year. The record global snowfall and cold temperatures recorded last winter negated almost two decades of global warming. If man-made CO_2 is THE causative factor, how is it possible for the global temperature to decline when the amount of man made CO_2 being pumped into the atmosphere has been increasing each and every year?

"Over $50 billion has been spent to document man-made global warming. The latest IPCC report said that the temperature might rise about ½ (0.5^0 C) of a degree this century, about the same as last century, and that sea levels might rise about 1 foot this century, about the same as last century. Which is no real problem.

"A chart of CO_2 and temperatures over the last 250,000 years, an Al Gore favorite, when properly examined, shows that the temperature goes up or down, and 800 to 1000 years later, CO_2 goes up or down. CO_2 is a trailing indicator, and not an effect on the temperature

"The science is not settled, it has never been settled. There is no "consensus" of scientists, there has never been a "consensus". At OISM.ORG is a list of over 31,000 scientists who say global climate change is a natural, not man-made, effect.

"According to Reid Bryson, founding chairman of the University of Wisconsin Department of Meteorology, called by the British Institute of Geographers as the most frequently cited climatologist in the world: "Eighty percent of the heat radiated back from the surface is absorbed in the first 30 feet by water vapor ... And how much is absorbed by carbon dioxide? Eight hundredths of one percent. It is one one-thousandth as important as water vapor."

"Water Vapor is the Shainin Red X, the Six-Sigma solution: so everyone can go take a shower or water their garden, and affect man-made global warming more than doubling the CO_2 in the atmosphere would do."

After I was through, Chairman Bill Ford spoke. In effect, he stated that there had been discussions within the Board regarding whether Climate change was natural or man made. He stated that my arguments supplemented that discussion and that it certainly appeared that climate change was entirely normal. He went on to say that Ford still needed to build products that satisfied its customers, including the large numbers that still believed that CO_2 caused Climate Change (which used to be called Global Warming – FPW)

So now, after printing 13 proxy statements or supplemental proposals over the last 7 years (none were submitted in 2009, surprisingly) that kowtowed to the global Warming Alarmist folks, Ford gets one simple proposal that speaks the truth about Climate Change, and it argues furiously to not include it. Why would the truth, paraphrasing Winston Churchill, ever be allowed to get out of bed after lies have traveled around the world three times in one morning?

Following are some basic facts, which the attached CD Book and articles (att O, P, and Q) substantiate:

FACT: After NASA found that its formula for calculating global climate temperature was wrong, its recalculations proved that 1934 is the warmest year in the last 130 years. 1998 may be a close 2nd, but the temperature dropped and stayed down during the 1950s, 60a, and 70s, went up for about 19 years, and now has been declining again for 11+ straight years.

FACT: Atmospheric CO_2 has been steadily increasing, even during the cool times of the 50s through the 70s, and now again while the temperature is declining in the new century. As Lord Nigel Lawson, a dissenting Climatologist and author of *An Appeal to Reason* stated on FOXNEWS recently, "there has been no global warming this century".

FACT: Since CO_2 is increasing while the global temperature is dropping, in the simplistic world of the alarmists, CO_2 must cause global cooling (which is why it is now called Climate Change)

FACT: CO_2 is a trailing indicator of the climate temperature. As the 600,000 year history in the ice cores show, the global temperature goes up, and 1,000 yeas later, CO_2 goes up. The temperature goes down, and 1,000 years later CO_2 goes down. The global temperature causes CO_2 to change, not the other way around.

FACT: The alarmist climate change models can't even accurately predict the weather a day ago, much less tomorrow. The alarmist Climate Change models all predicted and still predict unending global warming for the forever future. All of them, even MIT, missed the last 11 straight years of global cooling. All of them are predicting global warming still. The scientists that believe that the cycles of the sun, interacting with other factors, such as low cloud formation, are the causative factor in climate change predicted the global cooling that we are experiencing, and are predicting another 70 or 80 years of global cooling. We may enter a new little ice age before we ever see any more global warming, per these scientists. The cycles of the sun and other interactions are where our scientific research dollars need to go so we can understand what really does cause climate change.

FACT: The recent Copenhagen Climate Change Alarmist fest stated that 2009 was one of the 5 warmest years ever. If you are going to tell a lie, tell a big one, tell it often, and tell it louder, and maybe folks will believe you. Nothing happens in a straight line, especially regarding the climate, but 2009 was another cooler year. One would think the blizzard that President Obama flew out of when he left the conference, and the blizzard he flew into in Washington DC might have given the participants, including President Obama, some pause, especially to reflect on the ugly truths the East Anglia E-mails uncovered.

ACT: The "hacked" E-mails from east Anglia, as noted in the article "Ignoring Climategate", state that the alarmists are trying to hide "the decline" in global temperatures from everyone. Another E-mail alludes to 13 straight years of global cooling (I have not yet seen that data, so I will leave that in the rumor state, although it is an alarmist E-mail that lamentedly so states that).

FACT: There is ZERO truth in Vice-President Gores Book and Movie, "The Inconvenient Truth", which should have been titled "A convenient Lie." See the documentation in att Q for elaboration on this statement.

FACT: The "hacked" E-mails, as well as the attached data and bibliography, state that the alarmists obscure, obfuscate, bully, deny, misdirect, falsify, hide, try to demean, any person or data that disagrees with them.

FACT: The Mann "Hockey Stick" graph was gospel for over 5 years to the alarmists, and is still defended by them. It denied the medieval warming period, which was up to two degrees warmer than anything we have seen, it denied the "Little Ice Age", which bottomed out around 1700 at temperatures over 3 degrees cooler than we are now, just to show unending upward warming over the last 50 years, which is also an untruth. As I state in att P, which is included in att Q, scientists have input their grandmas cookie recipe into the Mann formula, and achieved the same hockey stick output.

FACT: The Mann Hockey Stick was not peer reviewed until over 5 years after it was publicized and adopted as gospel. It was reviewed then without the cooperation of Mann, who is still active in NASA, East Anglia, and Penn State today, spreading misdirection, misleading information, untruths, and scheming how to hide the truth.

FACT: Since the alarmists live and breed off of untruths, misdirections, omissions, hidden documentation and data, and are totally unwilling to allow their material and data to be peer reviewed or discussed and debated in the public marketplace of ideas, as all real science should be, then why would anyone ever listen to or believe anything the alarmists ever say, even if they are nice Nuns?

FACT: CO_2 is not the cause of climate change, either up or down. I agree with the alarmists; the science is settled. Its just that the science is settled that CO_2, man made or otherwise, does not cause climate change.

I stand behind everything herein stated, and I am willing to openly discuss or debate the documentation included with anyone. The alarmists and Vice President Gore say they won't debate anyone because the "deniers", such as myself, are peddling lies and fake science, just like the tobacco companies did. Actually, it is Vice-President Gore and the alarmist that are peddling mistruths, misdirection, omissions, and false science, ie they are playing the part of the tobacco companies. As a 35 year manager, engineer, and engineering manager with GM and DELPHI, I knew and worked with many scientists, I understand science and scientists very well. As you may have noted on att P, I am the Republican Candidate for Congress for the 5th Michigan Congressional District. I use att P in my presentations to folks in the 5th District that Climate Change is entirely natural, and I did not believe it was worth changing for this conversation. I can work with and understand scientists as well as politicians. VP Al Gore can't say or do that.

I know that Climate change is an emotional and political argument, not a scientific argument. It is a manufactured crisis. Even if Global Warming was real, the only rational action is to adapt to it. Since the globe during Roman times, and also during Medieval Times, appears to have been over 2 degrees warmer than anything we have seen, and they adapted and survived, even thrived during those times, why should we be less capable?

18,000 years ago the last real ice age started to end. It finally ended around 10,000 years ago. If the ice age hadn't ended one could argue that civilization would never have developed. Between 18,000 and 10,000 years ago, never in a straight line, with lots of cooling and warming, the globe warmed about 10 degrees and the seas rose about 500 feet. Cavemen thrived. Humanity adapted. Try sticking your finger into that dyke and stop the seas from rising due to global warming! The temperature has been quite stable over a narrow band for the last 10,000 years. Ice ages have been occurring over the last several million years. It appears that they last for 80 to 100,000 years, with interglacial periods of from 10,000 to 20,000 years. We should hope, and pray, howsoever you desire, that this interglacial period is not over, and that we are not entering a new real ice age. Scientists believe that the cycles of the sun brought us out of the last one. The cycles of the sun could put us into a new one. I don't think Ford should ever try to stop a mile high glacier from bulldozing Dearborn, anymore than it should try to do anything to affect Climate Change due to "carbon" emissions!

As the attached documentation, including the bibliography, documents, states, and cogently argues, there is ZERO impact that CO_2 has on the climate, What works, apparently, in the lab, doesn't work that way in our biosphere. The alarmists let their emotional preconceptions guide their science into stating what they want it to state, and will do many things to hide that truth, Real scientists let the data, let the science do the talking, and if the science does not support their ideas, then they change their beliefs to match the science. Why do we let the alarmists get away with their untruths and their fatally flawed, even invented science?

As an interesting item regarding real environmental improvement, the article in att R, "Prius Outdoes Hummer in Environmental Damage" should give Ford some pause, regarding its hybrids, over what really matters to ensure that we leave our planet in at least as good a shape as we found it for our children and grandchildren. The myth of CO_2 causing climate change is detracting from real environmental improvements.

Every Ford Director, Executive, Manager, Engineer, and shareholder needs to understand that Climate Change is entirely natural, there is nothing we can do to change it, and Ford should not waste any of its treasure trying to tilt at this windmill. I can lead Ford, and the SEC, to knowledge. I cannot, as is obvious regarding my efforts about losing this was against Islam, make anybody learn anything if they don't want to. If Ford wants to wallow in ignorance, and continue to waste its shareholders treasure, the SEC should step in and stop it.

Ford argues that if it developed a new vehicle with improved propulsion that improved fuel efficiency, that my proposal would not let it do so because CO_2 would also be commensurately reduced. I am in awe of Fords imagination! Truly they should be able to turn lead into gold if they actually followed up that type of imagination! My proposal does, states, even imagines, no such thing!

I cannot respond to the unending imaginations of Ford. No one can compete with total inventions, and I can not predict what Ford will invent next. The words in my proposal are plain and clear. They are not complicated. Ford has wasted a great deal of time, energy, and resources, which all equate to treasure, stockholder treasure, chasing this chimera. It is time for the charade to stop. It is time for Ford to put its money into real projects that have a real return on investment, for the return on investment of reducing CO_2 is ZERO. Meet the legal requirements, but nothing more, for anything else is a complete and total waste.

Regards,



Fredrick P. Wilson

CC: Peter J. Sherry, Jr. – Ford - Office of the Secretary

Att:

A) Ford letter to SEC requesting Omission of the Proposal Submitted by Mr. Fredrick P. Wilson, including the attachments Ford included in its original letter.

B) 2008 Proxy Statement – Supplemental Information on Climate Change

C) 2008 Proxy Statement – Proposal 10 – Global Warming Report

D) 2007 Proxy Statement – Proposal 7 - RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

E) 2007 Proxy Statement – Proposal 4 – Reduce Greenhouse Gas (GHG) Emissions

F) 2006 Proxy Statement – Proposal 8 - RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

G) 2006 Proxy Statement – Proposal 6 - 2006 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

H) 2006 Proxy Statement - Proposal 4 - Report on Lobbying Related to Federal Fuel Economy Standards

I) 2005 Proxy Statement – Proposal 6 - 2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

J) 2005 Proxy Statement – Supplemental Shareholder Resolution on Climate Change

K) 2005 Proxy Statement – Proposal 4 - Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standard

L) 2004 Proxy Statement – proposal 7 – Reducing Auto Sector Greenhouse Gas Emissions

M) 2003 Proxy Statement – Supplement Information - Shareholder Resolution on Climate Change

N) 2010 Stockholder Proposal by Mr. Fredrick P. Wilson – Don't Waste Corporate Funds on CO2 Reduction

O) "Ignoring 'Climategate'" by Jillian Kay Melchior in the January 2010 issue of "Commentary" Magazine

P) "Climate Change is Natural Not Man Made" – Primary Information Summary – "talking points" Regarding Climate Change

Q) CD Book "Global Climate Change is Natural Not Man Made – by Fredrick P. Wilson – This CD book includes att P but not att O, and dozens of articles temperature graphs and charts, and the documentation to substantiate that the title of this CD book is absolutely true.

R) "Prius Outdoes Hummer in Environmental Damage" by Chris Demorrow in "The Recorder"

ATT. A



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 13, 2010.

Mr. Fredrick P. Wilson (the "Proponent") has submitted for inclusion in the 2010 Proxy Materials a proposal and supporting statement requesting that Ford "not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO_2 reduction would solely be a by-product of any energy cost reductions" (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2010 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders, and the Staff has consistently concurred that shareholder proposals may be excluded under

Rule 14a-8(i)(3) when the company demonstrates "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). In *Citigroup Inc.* (April 21, 2009), the Staff concurred in the omission of a proposal as inherently vague and indefinite that requested the board of directors to adopt a by-law to require the company to have an independent lead director meeting the independence standards set by the Council of Institutional Investors. In *General Motors Corporation* (March 26, 2009), the Staff concurred in the omission of a proposal as impermissibly vague where the proponent requested the "elimination of all incentives for the CEOS and the Board of Directors." In *Berkshire Hathaway Inc.* (March 2, 2007), omission of a shareholder proposal was permitted where the proposal sought to restrict the company from investing in securities of any foreign corporation that engaged in activities prohibited for U. S. companies by Presidential Executive Orders. Additionally, in *Ford Motor Company* (February 27, 2008), the Staff concurred in the omission of a proposal that requested the Board to include a specific report in the annual report on efforts to improve the fuel economy of the Company's products so that no Ford vehicle would indicate that there was a need for any country in the world to buy oil from the Middle East. In each of the above referenced proposals, the Staff determined that the proposal at issue was so vague and indefinite that shareholders could not be expected to understand what they were being asked to consider. Likewise, each of the respective companies would not know what action to take in order to ensure full compliance with the Proposal's requirements.

The Staff has also permitted omission of impermissibly vague proposals because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America* (February 25, 2008) (allowing the company to omit a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provide insufficient guidance to allow the company to implement the proposal) and *Wendy's International Inc.* (February 24, 2006) (allowing the company to omit a proposal because it failed to define key terms and the intent of the proposal was vague and indefinite). *See also, The Procter & Gamble Company* (August 9, 2007) (concurring in exclusion of proposal that requested that if the company sponsored a news program in Spanish, then half of that program must incorporate an English lesson); *The Home Depot, Inc.* (January 29, 2007) (concurring in exclusion of proposal that required two nominees for each new member of board as vague and indefinite); *Bank of America Corporation* (February 17, 2006) (concurring in exclusion of a proposal limiting the compensation of directors as vague and ambiguous); and *Wendy's International, Inc.* (February 24, 2006) (concurring in exclusion of request for board to issue interim reports to shareholders that detailed the progress made toward accelerating development of controlled-atmosphere killing of animals as vague and indefinite).

The Proposal falls squarely within the criteria for exclusion because, based on the text of the resolution contained within the Proposal, shareholders will not be adequately informed as to what they are being asked to consider. Likewise, the Company would not know with reasonable certainty what specific actions to consider taking should the Proposal be adopted. The Proposal requests that Ford not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO_2 reduction be solely a by-product of energy cost reductions. The resolution raises numerous questions. One question is the meaning of phrase "projects that are solely concerned with CO_2 reduction." For instance, assume Ford develops a new vehicle and during the development it invests in CO_2 reduction technology, e.g., a more fuel efficient engine. Is the development of the CO_2 reduction technology a "project" or is the development of the vehicle the "project" and the CO_2 reduction technology merely a part of the project? If the former, the project would be prohibited unless it met corporate return guidelines on its own merits. If the latter, it would be allowed. Another example would be a project to develop CO_2 reduction technology that is not intended for one vehicle line but will be implemented across several vehicle lines. Would this be considered a "project" proscribed by the Proposal because it is solely related to CO_2 reduction or would it be allowed because it is intended to be implemented in different vehicle lines and, therefore, not considered "solely" related to CO_2 reduction? Shareholders must know with reasonable certainty the breadth of the Proposal's reach. The Company must know with reasonable certainty what actions would be allowed and what actions would be prohibited by the Proposal. Because of the inherent vagueness of the resolution, neither shareholders nor the Company can determine with reasonable certainty what the Proposal requires.

An additional ambiguity is whether Ford may fund non-energy savings projects that are solely concerned with CO_2 reductions. Under this interpretation, the prohibition on funding projects only applies to energy savings projects solely concerned with CO_2 reductions. Is Ford free to fund "non-energy" savings projects (e.g., a program that reduces CO2 but requires additional "energy," from whatever source, to do so) that are solely concerned with CO_2 reduction regardless of whether or not such projects meet Corporate Return on Investment guidelines? This would seem to be an odd conclusion, yet a reasonable reading of the Proposal would seem to allow such an interpretation. Reasonable shareholders would rightfully wonder why they are being asked to prohibit only energy savings projects solely concerned with CO_2 reductions and not all projects concerned with CO_2 reductions? Shareholders would struggle to find a reasonable alternate interpretation.

Another ambiguity is the meaning of the phrase "and any CO_2 reduction would solely be a by-product of any energy cost reductions." It is not clear how this phrase is to be read in the context of the resolution. The resolution states that Ford should not fund or undertake energy savings projects solely related to CO_2 reduction, yet the resolution then immediately states that any CO_2 reduction must solely be a by-product of any energy cost reductions. This could be interpreted to mean that: (i) if Ford undertook an energy savings project solely concerned with CO2 reductions; and (ii) such a project met the Corporate Return on Investment guidelines, but resulted in CO2 reductions that were not solely a by-product of any energy cost reductions, we would have run afoul of the Proposal's strictures. Such a result is nonsensical and somewhat circular, yet the resolution appears to require it. Again, shareholders will struggle to find a reasonable alternate interpretation.

The above examples demonstrate that the Proposal is so inherently vague and ambiguous that it is susceptible to differing interpretations and likely to cause confusion among shareholders. Likewise, the Company could not determine with reasonable certainty what course of action the Proposal requires if it were adopted. The Proposal, therefore, falls squarely within Rule 14a-8(i)(3), which permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the

Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2010 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2010 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2010 Proxy Materials by sending him a copy of this letter and its exhibit.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Fredrick Wilson (via Federal Express)

Exhibit 1



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 25, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal 2010 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of your letter dated November 23, 2009, in which you inform the Company that the proposal entitled "Don't Waste Corporate Funds on CO2 Reduction" is the proposal you intend to be submitted for inclusion in the Company's 2010 proxy materials (the "Proposal"). Thank you for withdrawing the other proposals submitted in your letter of November 17, 2009.

Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

November 23, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

ATTN: Jerome F. Zaremba
Counsel
Office of the General Counsel

SUBJECT: Your letter dated 18NOV2009 RE: Shareholder Proposal 2010 Annual Meeting

Dear Mr. Zaremba:

Thank you for you letter regarding my submission of multiple Stockholder proposals, and the relevant SEC proposals. I am always pleased to know that Ford Motor Company, in its relations with its stockholders, is always willing to work to the letter of the SEC and its lowest common denominator rules.

This letter is to advise you that I am withdrawing two of my three proposals. Those two proposals I am withdrawing are titled "Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles" and "Support replacing Gasoline by Methanol To Help De-Fund an Electro-Magnetic Pulse Attack on the USA".

The Stockholder Proposal I am retaining as submitted is titled; "Don't Waste Corporate Funds on CO_2 Reduction".

This brings the total of my Stockholder Submissions to one, which then no longer requires you to submit a No-Action Request with the SEC.

If your understanding is different than I have stated, please notify me immediately.

If you have any questions or concerns, please contact me at your earliest opportunity.

I am at your service,



Fredrick P. Wilson



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 18, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal 2010 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposals contained in your letter dated November 17, 2009, which was received on November 18. You request that the three proposals relating to the Company supporting various programs to increase the use of methanol in its products and cease funding projects related to CO2 reductions (the "Proposals"), be included in the Company's 2010 proxy materials. Thank you for providing proof of stock ownership.

Please note that Securities and Exchange Commission ("SEC") Rule 14a-8(c) (copy enclosed) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. As your cover letter indicates, you have submitted three separate proposals to the Company. We request that you withdraw two of the Proposals within fourteen days of your receipt of this letter so that we do not have to file a No-Action Request with the SEC to have the Proposals excluded. If you do not withdraw two of the Proposals within the 14-day period, we will file a No-Action Request with the SEC to have the Proposals excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding shareholder proposals or anything else relating to your correspondence, please contact me at the above-referenced number. Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

November 17, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

ATTN: Jerome F. Zaremba
Counsel
Office of the General Counsel

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2010 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs:

The first attachment is a letter from Oppenheimer, Inc., my stockbroker, attesting to the purchase date of my Ford Stock and the quantity owned, and that as of the date of that letter I still owned the stock. The purchase date is December 06, 2005 and the quantity is 450 shares, valued today at about $3,919.

The second letter is my statement of intent to continue to hold, own, and possess these shares.

The third attachment, "Don't Waste Corporate Funds on CO_2 Reduction" is my first Stockholder Proposal. I do hope that the Board of Directors adopts it. It is under 500 words long per Microsoft Word 2000 wordcount.

The fourth attachment, "Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles", is my second Stockholder Proposal. I do hope that the Board of Directors adopts it. It is under 500 words long per Microsoft Word 2000 wordcount.

The fifth attachment, "Support replacing Gasoline by Methanol To Help De-Fund an Electro-Magnetic Pulse Attack on the USA", is my third Stockholder Proposal. I do hope that the Board of Directors adopts it. It is under 500 words long per Microsoft Word 2000 wordcount.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,



Fredrick P. Wilson

Att: 1) Letter from Oppenheimer, Inc regarding ownership of my Ford Stock, dated 17Nov2009.

2) Letter of Intent to continuously hold stock, dated 17Nov2009.

3) Stockholder Proposal: Don't Waste Corporate Funds on CO_2 Reduction

4) Stockholder Proposal: Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles

5) Stockholder Proposal: Support replacing Gasoline by Methanol To Help De-Fund an Electro-Magnetic Pulse Attack on the USA

November 17, 2009

Fredrick P. Wilson

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

ATTN: Jerome F. Zaremba
Counsel
Office of the General Counsel

SUBJECT: Intent to Continuously Hold Stock for the next three years, i.e. Stock Retention

Dear Mr. Zaremba:

The attached letter from Oppenheimer & Co., Inc. establishes my continuously held ownership of the stock listed, all of it having been continuously held for not only at least one year, but actually for well over three years.

I do personally attest that I have continuously held the stock, which exceeds $2,000 in value, for at least one year, and, in actuality for almost three years.

I do intend to continuously hold, i.e. own, this Ford stock for the next three complete calendar years of 2010, 2011, and 2012, and through the dates of the annual meeting of shareholders in 2010 and the date of the annual meeting of shareholders in 2011 and through the date of the annual meeting of shareholders in 2012. I do intend to continuously hold this stock for many years beyond that and to prosper from it.

If you have any questions or concerns, please contact me at your earliest opportunity.

Regards,



Fredrick P. Wilson


OPPENHEIMER

Oppenheimer & Co. Inc.
2240 East Hill Road
Suite A
Grand Blanc, MI 48439
800-572-6958

Member of All Principal Exchanges

Tuesday, November 17, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wilson,

This letter is to confirm that you purchased 450 shares of Ford Common stock on 12/01/2005 for $3,650. You have continuously held those shares here with us, and they are currently valued at $3919.00

If you have any further request please call (810) 694-2980.

Sincerely,

Michael R. Sobol
Executive Director – Investments
Branch Manager

Don't Waste Corporate Funds on CO2 Reduction

Whereas: Newly Corrected Data from NASA shows that the warmest year in the last 129 years is 1934. No year since then has been warmer.

Whereas: The Concentration of Atmospheric CO2 has increased by approximately 33% since 1880, or from 290 to 385 Parts Per Million, with most of that increase occurring from 1934 to 2009.

Whereas: If the concentration of CO2 in the atmosphere is the causative factor for Global Climate Temperature Change, then the increase in CO2 has caused Global Cooling.

Whereas: 1998 is the warmest recent year. There have now been 11 years of global cooling. The winter of 2007-8 set global records for cold temperatures and large amount of snowfall, erasing the approximately 20 years of warming from circa 1980 to 1998. The IPCC is now stating that the globe is cooling.

Whereas: Over 90% of the Earth's ice is in Antarctica, which is growing in both mass and thickness. The Winter of 2007-8 fully replenished the coastal ice banks that had been recently reduced.

Whereas: Over $50 billion has been spent to document man-made global warming. The latest IPCC report said that the temperature might rise about ½ (0.5^0 C) of a degree this century, about the same as last century, and that sea levels might rise about 1 foot this century, about the same as last century. Which is no real problem.

Whereas: The science is not settled, it has never been settled. There is no "consensus" of scientists, there has never been a "consensus". At OISM.ORG is a list of over 31,000 scientists (with over 9,000 Ph.D's) who state that global climate change is a natural, not man-made, effect.

Whereas: A chart of CO_2 and temperatures over the last 650,000 years, an Al Gore favorite, when properly examined, shows that the temperature goes up or down, and 400 to 1000 years later, CO_2 goes up or down. CO_2 is a trailing indicator, and not a causative factor for global temperatures.

Whereas: According to Reid Bryson, founding chairman of the University of Wisconsin Department of Meteorology, called by the British Institute of Geographers as the most frequently cited climatologist in the world: "Eighty percent of the heat radiated back from the surface is absorbed in the first 30 feet by water vapor ... And how much is absorbed by carbon dioxide? Eight hundredths of one percent. It is one one-thousandth as important as water vapor."

Whereas: Water Vapor, cloud formation and interactions with the Sun and its various cycles, and with the Sun's solar wind and interaction with cosmic rays, are all valid science that needs to be studied, since CO_2 does not correlate as a causative factor.

Therefore: Ford should not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO2 reduction would solely be a by-product of any energy cost reductions.

F. P. Wilson 17NOV2009

Support replacing Gasoline by Methanol
To Help De-Fund an Electro-Magnetic Pulse Attack on the USA

Whereas: A successful EMP (Electro-Magnetic Pulse) attack on the USA would kill 9 out of every 10 Americans in the first year due to starvation, disease, freezing to death, and violence as civilization broke down.

Whereas: The Heritage Foundation, former Speaker Newt Gingrich, The Claremont Foundation, former Governor Mike Huckabee, and former Under-Secretary of Defense Frank Gaffney are all actively warning the USA of this mortal threat.

Whereas: An EMP attack would destroy our electrical generation and transmission systems. There would be no electricity for three or more years – until the system could be totally rebuilt. There would be no communications, phones, cell phones, TV, radio, internet, or computers.

Whereas: No cars would work, as their computers would be fried. Only old cars, built before electronic ignitions in 1975, would still work. Airplanes would fall out of the sky and crash. There would be no trains or busses. The only transportation would be on foot or horseback.

Whereas: There would be no food production, refrigeration, storage, or distribution. No tractors, combines, or dryers would work. Grocery stores and drug stores all cleaned out in a day. No new medicine will be made. No fuel would be made or distributed. No natural gas would be produced or distributed.

Whereas: Iran has formally stated that the USA is the "Great Satan". Iran has formally stated they are working towards a world without America.

Whereas: Iran will have nuclear bombs within a few years. Iran has said that one bomb will destroy Israel, but they will easily survive any retaliation.

Whereas: Three small nuclear fission bombs launched from container ships off of our shores, and exploded eighty miles up would send the USA back to the 1800s.

Whereas: Our ancestors, with a population of 80 million or so, new how to survive without electricity and electronics. We, today, do not.

Whereas: Obama and his administration will do nothing to prevent Iran becoming a nuclear bomb possessing nation.

Whereas: Obama and his administration will ensure that Israel cannot attack Iran, do the USA's job for us, and destroy Iran's nuclear capability.

Whereas: Our military is no longer hardened against an EMP attack.

Whereas: A successful EMP attack on the USA would be a civilization killer, throwing our 30 million survivors back into a new middle ages until someone else conquered us.

Whereas: Our oil money (oil is a fungible commodity) is funding the Iranian nuclear program, even if we can't legally buy anything directly from Iran. General Lute, Asst. to President Bush and former National Security Advisor for Iraq and Afghanistan, spoke of how our oil money is funding these nuclear bomb and ICBM programs.

Therefore: Ford must promote replacing Gasoline with Methanol in all of the vehicles it develops, markets, and manufactures, similar to how unleaded fuel was promoted starting in 1975, and as its official corporate stance on energy independence for the USA.

F. P. Wilson 17NOV2008

Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles

Whereas: The Honorable U.S. Representative, Sue Myrick (R-NC), as the Chairwoman of the U.S. House of Representatives Anti-Terrorism Caucus, has publicly stated that she and most of the 122 bi-partisan members of the Caucus agree with me that the USA has a tremendous probability of losing this Global War against Radical Islam and becoming an Islamist Country, similar to Lebanon, in whole or in part, on or before 2100.

Whereas: General Lute, Asst. to the President and National Security Advisor for Iraq and Afghanistan, spoke recently about how our oil money was funding the insurgency, foreign fighters, and al-Qaeda, in both counties, and that "our oil money" meant not only Saudi Arabia, but also Kuwait, Dubai, and the rest of the Sheikhdoms. Our oil money is funding the al-Quds force from Iran, which is supporting both the Shia and Sunni Jihadists in both countries, as well as the IEDs, rockets, guns, and training that Iran is supplying to kill our troops.

Whereas: Saudi Arabia, which is married to the Wahhabi Sect, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending over $4 Billion/year for 35 years ($140Billion+) to build mosques, madrasses and Islamic centers in the US and globally. They are also teaching hatred in Canada, Europe, the Middle East, N. Africa, and Central and SE Asia. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas our oil money is funding the nuclear bomb programs of Iran and Egypt, and funded the Pakistani nuclear program through the oil rich countries of the Middle East.

Whereas: Our oil money is funding every aspect of these Radical Islamists demographically at first, violently later, taking over of all of Western Europe, England, Canada, Southeast Asia, and large sections of Central and South America well before 2100, and the USA also before this century is over.

Whereas: Congresswoman Myrick has stated that she and most of the 122 members agree that we need to stop funding our demise as a country, a culture, and a civilization today, not tomorrow.

Whereas: Methanol, Wood Alcohol, is a proven liquid fuel that can readily replace gasoline. It has been used in fleets of cars since the 1980's with success, and the flex-fuel cars of today continue to prove its viability. It can be made from coal, trees, switchgrass, and other cellulosic materials that are just a pipedream for ethanol.

Therefore: Ford should promote replacing Gasoline with Methanol in all of the relevant component parts and vehicles it develops, markets, and manufactures, and as its official corporate stance on energy independence for the USA.

F. P. Wilson 17NOV2008

ATT. B

2008 Proxy Statement Supplemental Information on Climate Change

PP: 88 - 89

SUPPLEMENTAL INFORMATION

Shareholder Resolutions on Climate Change

In addition to the shareholder proposals you are being asked to vote on above, we also received a proposal from The Sisters of St. Dominic of Caldwell, New Jersey, and other shareholders (the "Sisters of St. Dominic"), and a second proposal from the Connecticut Retirement Plans & Trust Funds (the "Connecticut Funds") relating to greenhouse gas emissions.

The resolution contained in the proposal from the Sisters of St. Dominic asked the Company to adopt quantitative goals to reduce greenhouse gas emissions from the Company's products and operations and to report to shareholders by September 30, 2008, on our plans to meet those goals.

The resolution contained in the proposal from the Connecticut Funds requested that an independent committee of the Board of Directors of the Company assess the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards for our fleet of cars and trucks and to issue a report to shareholders on this matter by September 1, 2008.

The shareholder proponents have agreed with the Company to withdraw the proposals on the basis of commitments the Company has given to: (i) adopt and publish in the Company's annual "*Sustainability Report*" quantitative goals for reducing greenhouse gas emissions; (ii) discuss in the "*Sustainability Report*" the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards for our fleet of cars and trucks; and (iii) continue the dialogue with the proponents on this important issue.

Over the past several years we have engaged in cooperative dialogue with the shareholder proponents and other stakeholders on the issue of climate change, including discussions on the shareholder resolutions cited above. We remain committed to reporting the estimated total emissions of greenhouse gases from our operations and products; to review and report on actions to reduce greenhouse gas emissions from our vehicles; and to continue to work on new public policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions.

We have undertaken to work closely with the shareholder proponents and other stakeholders to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of our shareholders. The additional steps of adopting and publishing quantitative goals for reducing greenhouse gas emissions and discussing the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards for our fleet of cars and trucks is further demonstrable evidence of Ford's commitment to the important objective of reducing greenhouse gas emissions.

The shareholder proponents have acknowledged Ford's commitment to addressing climate change and reducing greenhouse gas emissions and they have stated their commitment to further engagement with the Company. They have noted that the Company's commitment includes working on public policies that advance the market for fuel efficient vehicles, which they believe is particularly important during this time of serious financial challenges before the Company. The shareholder proponents have also expressed their appreciation for the new agreement by the Company to implement the intent of their shareholder proposals. They appreciate the opportunity for the proposals and the terms of withdrawal to be discussed here in the Proxy.

The shareholder proponents have noted that Ford was the first company in the auto industry to publish a report on Climate Risk in 2005. They view the adoption of reduction targets as a logical next step in Ford's commitment to address global warming and to profitably operate the company in a carbon constrained economy. Shareholders also appreciate the company's commitment to transparency of their planned steps to achieve these targets by 2020. They believe that these steps make Ford an industry leader that should be modeled in other companies and industries.

2008 Proxy Statement Proposal 10 Global Warming Report

PP: 86 - 87

PROPOSAL 10

The Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, Maryland 20854, owner of 1,590 shares of common stock, informed the Company that the following proposal will be presented at the meeting:

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Ford to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

Ford says on its web site that it supports action on global warming. The company is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide over the next 90 years. *See e.g.*, http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf and http://www.junkscience.com/ByTheJunkman/20071004.html.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate in the foreseeable future.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade —a type of greenhouse gas regulation promoted by USCAP —would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how Ford actions relating to global warming may be affecting global climate.

The Board of Directors recommends a Vote "against" Proposal 10.

The Company opposes this proposal because it is not in the best interests of the Company or you. The proposal calls for the Company to produce a report that estimates the effect our actions to reduce our impact on climate change have had on global climate.

Ford is in the business of manufacturing, selling and financing automobiles. We have an obligation to comply with the laws and regulations made by the governmental entities at the local, state and national level in the United States and elsewhere around the world and to be a socially responsible corporate citizen. It would serve no useful purpose, and be a waste of corporate resources, to conduct the necessary research and publish a report which attempts to estimate the impact of one company's actions on the global climate.

As our response to Proposal 6 indicates, Ford Motor Company will be part of the solution to climate change, but we are by no means the only solution. Climate change is complex and any significant impact on global climate change requires the combined efforts of governments, companies, and individuals on a global basis. Singling out the affect of one company's actions on global climate change is of limited value.

Also, we have published and will continue to publish reports on the business impact of climate change and on the Company's GHG "footprint." Producing the additional report requested by the proposal would not be in the best interests of shareholders.

The Board of Directors recommends a Vote "against" Proposal 10.

2007 Proxy Statement Proposal 7 Scientific Report on Global Warming

PP: 76 - 7

PROPOSAL 7

Mr. Carl Olson, P.O. Box 6102, Woodland Hills, California 91365, owner of 273 shares of common stock, informed the Company that he plans to present the following proposal at the meeting:

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a ''Scientific Report on Global Warming/Cooling'', which would include the following and any other information that Ford staff deems relevant:

1. The global temperature measurements Ford uses in discussing ''global warming'' or ''global cooling''.
2. The atmospheric gases Ford considers to be ''greenhouse gases'' with respect to ''global warming'' or ''global cooling''.
3. The effect that Ford considers the sun's radiation to have on ''global warming'' or ''global cooling''.
4. The sources of atmospheric carbon dioxide that Ford uses in its study of ''global warming'' or ''global cooling''.
5. The ''greenhouse effect'' that Ford considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide.

If Ford has no formulation or measurement for any of the items #1 to #5 above, or any part of each of them, then it shall state so in the report.

Supporting Statement:

Ford's Management needs to get the facts about global warming/cooling to make important policy decisions. Getting the facts before making decisions is what the directors' duty of "due diligence" is all about in my opinion.

But in last year's proxy statement, Ford's board said, "The Company believes that expending additional capital to either confirm or disprove, or even discuss, previous scientific studies regarding global warming or cooling is not a wise use of Company resources." I think this is an unconscionable "know-nothing" attitude.

This resolution won almost 94 million shares voting for it in 2006. Let's improve this year to get the board to find out the facts. We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have the scientific report called for in this resolution. Vote YES.

The Board of Directors recommends a Vote "against" Proposal 7.

The Company opposes this proposal because it is not in the best interests of the Company or you. The proposal calls for the Company to produce a report covering a wide range of topics related to global warming/cooling with the implied purpose of coming to a determination of whether global warming/cooling exists. Ford is in the business of manufacturing, selling and financing automobiles. We have an obligation to comply with the laws and regulations made by the governmental entities at the local, state and national level in the United States and elsewhere around the world and to be a socially responsible corporate citizen. It would serve no useful purpose, and be a waste of corporate resources, to publish reports confirming or questioning a determination of whether global warming/cooling exists, whether made by a government, private organization, or other group or person.

The Company has limited resources and must decide how best to allocate those resources in order to create value for shareholders. In order to implement the proposal, the Company would have to expend a significant amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether global warming or cooling exists. Governments and private institutions around the world have expended billions of dollars studying this exact issue. Several well-publicized reports on this issue have been produced in the past year alone. We continue to believe that expending additional capital to either confirm or disprove, or even discuss, numerous scientific studies regarding global warming or cooling is not a wise use of Company resources. Accordingly, we believe that the proposal is not in the best interests of Ford or you.
The Board of Directors recommends a Vote "against" Proposal 7.

2007 Proxy Statement Proposal 4 – Reduce Greenhouse Gas Emissions

PP: 71 – 2 - 3

PROPOSAL 4
Several members of the Interfaith Center on Corporate Responsibility, including the Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Ave., Montclair, New Jersey 07042; the Congregation of the Passion, 5700 N. Harlem Ave., Chicago, Illinois 60631; the Christian Brothers Investment Services, Inc., 90 Park Avenue, 29th Floor, New York, New York 10016; the Sisters of Saint Joseph, Mount St. Joseph Convent, 9701 Germantown Ave., Philadelphia, Pennsylvania 19118; and the Connecticut Retirement Plans and Trust Funds, 55 Elm Street Hartford, Connecticut 06106, owners of more than $2,000 of common stock have informed the Company that the following proposal will be presented at the meeting:

Reduce Greenhouse Gas (GHG) Emissions

Whereas:
Ford distributes automobiles in 200 countries, most of which have ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national greenhouse gas (GHG) emissions below 1990 levels by 2012.

The Kyoto reduction targets may, however, prove to be inadequate to avert the most serious impacts of global warming. UK finance minister Gordon Brown says the EU should aim to reduce its carbon dioxide (CO2) emissions by 30% below 1990 levels by 2020 and by at least 60% by 2050.

Since Kyoto was adopted, the urgent need for action to prevent the most damaging effects of climate change has become increasingly clear.

The 2006 Stern Review on the Economics of Climate Change, lead by the former chief economist at the World Bank, "... estimates that if we don't act, the overall (worldwide) costs and risks of climate change will be equivalent to losing at least 5% of global GDP each year, now and forever." In contrast, the costs of action would be about 1% of global GDP each year.

Our Company has a multi-year history struggling with the implications of global warming for our business. In December 2005, Ford published the first industry report dedicated to global warming's effect on business. Between 2000-2005, Ford cut CO2 emissions from operations by 15%, while acknowledging that 90% of the emissions per vehicle occur over its lifetime use. According to this report: "Early, affordable steps to reduce GHG emissions and improve fuel efficiency may delay the need for drastic and costly reductions later. Lack of agreement on long-term solutions cannot be used as an excuse to avoid near term actions."

Ford has committed to play a leadership role in the industry to:

- Reduce the GHG emissions and energy use of its operations

- Develop the flexibility and capability to market lower-GHG-emissions products

- Work with industry partners to reduce road transport GHG emissions

Ford has made progress in reducing operational emissions and introduced some more fuel-efficient vehicles, but has yet to develop a comprehensive long term strategy to significantly reduce GHG emissions from operations and products.

Our company is currently suffering financially in part because our competitors are making more compelling products that are both fuel efficient and low-pollution passenger cars resulting in a recent alarming loss of market share in this era of higher oil prices. In order to protect and enhance long-term shareholder value Ford must retake market share from its competitors. Toward that goal, the company needs to set quantitative goals for improving fuel efficiency and reducing GHG emissions in its product and operations to bring the customer back.

Resolved: shareholders request that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

The Board of Directors recommends a Vote "against" Proposal 4.

We appreciate the proponents acknowledging our efforts on this important issue. The Company has sustained its commitment to engage in a proactive relationship with interested parties who have shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue into action.

We and the proponents have engaged in a constructive dialogue in the past. We worked with the Sisters of St. Dominic of Caldwell, New Jersey, additional members of the Interfaith Center on Corporate Responsibility, and others, to produce "*The Ford Report on the Business Impact of Climate Change,*" which addresses a broad range of environmental issues important to us, including greenhouse gas emissions. Ford was the first company in our industry to publish a report on the business impact of climate change.

Ford was the first automaker to estimate its total GHG "footprint" for Company operations. We will update our estimate in the 2007 Sustainability Report.

We were the first U.S. automaker to offer a hybrid vehicle, which was also a first in the SUV segment.

We were the first automaker to participate in carbon trading markets in North America and the U.K.

We were also the first to offset manufacturing emissions and offer customers an innovative way to offset emissions from use of their vehicles as described below.

To plan and implement our strategic approach, we have established sustainability related governance systems which include a strong focus on fuel economy and CO2 improvements. The strategic direction is provided by a senior executive forum, including Vice President and executive stakeholders who guide the development of the vision, policy and business goals. A related executive planning team is responsible for developing detailed and specific policy, product and technical analyses to meet objectives. These teams base their plans on scientific data and promote actions that will achieve the Company's environmental ambitions, recognizing the need to use a holistic approach to effectively protect the environment. Metrics have been established and are reviewed regularly to ensure satisfactory progress.

The Environmental and Public Policy Committee of the Board of Directors is responsible for reviewing the Company's climate change strategy and actions.

Our approach to GHG stabilization is aligned around four key strategic principles:

1. Technical, economic and policy approaches to climate change need to recognize that all CO_2 molecules are equal. Once those molecules reach the upper atmosphere, they contribute to greenhouse gases, regardless of the source. However, the cost of mitigating those emissions varies significantly depending on their source and we should attempt to achieve the most economically efficient solutions possible.

2. The transportation sector represents a closely interdependent system, characterized by the equation: "fuel + vehicle + driver = GHG emissions". Each link in this chain depends on the others. For example, vehicle manufacturers can bring to market flexible fuel vehicles, but successfully reducing GHG emissions will depend on fuel companies providing renewable biofuels and consumer demand for the vehicles and fuels.

3. Future developments in technologies, ever-changing markets, consumer demand and political uncertainties require flexible solutions. The business strategies that Ford implements, and the public policies that we encourage, must have the flexibility to meet a range of potential scenarios.

4. Near term actions may be required on long-term technology solutions to ensure reduced GHG emissions from our future products and processes are delivered at acceptable costs.

Ford recognizes the compelling data regarding climate change and the risk that it poses to our environment and our economies. Ford also recognizes that we must participate in a solution to these issues and we have invested significant money and resources into the research and development of innovative vehicle technologies.

We will continue our dialogue with the proponents and other interested groups to gain a better understanding of expectations, we will continue to engage governments at the national and state level to encourage the development and use of new technologies to reduce greenhouse gas emissions, and we will continue to work with others in the industry to develop technologies and infrastructure to support new technologies. We believe working with a broad range of constituencies across several different fronts will give us our best chance at achieving significant reductions in reducing greenhouse gas emissions.

The Board recommends a Vote "against" Proposal 4.

2006 Proxy Statement Proposal 8 Report on Global Warming

PP: 55 - 56

PROPOSAL 8
Mr. Carl Olson, P.O. Box 6102, Woodland Hills, California 91365, owner of 273 shares of common stock, informed the Company that he plans to present the following proposal at the meeting:

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public, Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a ''Scientific Report on Global Warming/Cooling'', which would include the following and any other information that Ford staff deems relevant:

1. The global temperature measurements Ford uses in discussing ''global warming'' or ''global cooling''.
2. The atmospheric gases Ford considers to be ''greenhouse gases'' with respect to ''global warming'' or ''global cooling''.
3. The effect that Ford considers the sun's radiation to have on ''global warming'' or ''global cooling''.
4. The sources of atmospheric carbon dioxide that Ford uses in its study of ''global warming'' or ''global cooling''.
5. The ''greenhouse effect'' that Ford considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide.

If Ford has no formulation or measurement for any of the items #1 to #5 above, or any part of each of them, then it shall state so in the report.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have the scientific report called for in this resolution. Vote YES to bemore fully informed so that we stockowners can all develop a better judgment of Ford's policy actions.

The Board of Directors recommends a Vote "against" Proposal 8.

The Company opposes this proposal because it is not in the best interests of the Company or you. The proposal calls for the Company to produce a report covering a wide range of topics related to global warming/cooling with the implied purpose of coming to a determination of whether global warming/cooling exists. Ford is in the business of manufacturing, selling and financing automobiles. We have an obligation to comply with the laws and regulations made by the governmental entities at the local, state and national level in the United States and elsewhere around the world and to be a socially responsible corporate citizen. It would serve no useful purpose, and be a waste of corporate resources, to publish reports confirming or questioning a determination of whether global warming/cooling exists, whether made by a government, private organization, or other group or person.

The Company has limited resources and must decide how best to allocate those resources in order to create value for shareholders. In order to implement the proposal, the Company would have to expend a tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether global warming or cooling exists. Governments and private institutions around the world have expended billions of dollars studying this exact issue. The Company believes that expending additional capital to either confirm or disprove, or even discuss, previous scientific studies regarding global warming or cooling is not a wise use of Company resources.

The Company has produced a report called "*The Ford Report on the Business Impact of Climate Change.*" This report discusses the Company's response to the challenges of climate change and we believe that such a report is an appropriate use of Company resources. It provides shareholders with an understanding of how the Company is approaching this very complex and important issue. On the other hand, the Board does not believe that the report requested by the proposal provides any appreciable benefit to shareholders or the Company. Accordingly, the proposal is not in the best interests of Ford or you.

The Board of Directors recommends a Vote "against" Proposal 8.

ATT. G

2006 Proxy Statement Proposal 6 – Executive Compensation and Greenhouse Gas Reductions

PP: 52 - 53

PROPOSAL 6
Dr. Russell Long, 311 California Street, Suite 510, San Francisco, California 94104, owner of at least $2,000 worth of common stock, has informed the Company that he plans to present the following proposal at the meeting:

2006 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

Whereas: We believe that the global trend towards adoption of regulations to improve fuel efficiency and curb greenhouse gas emissions from automobiles will be one of the key drivers determining competitiveness in the automobile industry over the next few decades.

As an indicator of growing pressure in this area, approximately half of global vehicles sales in 2004 occurred in countries that have ratified the Kyoto Protocol. The European Union and Japan are phasing in limits on automotive emissions of global-warming gases. China, with the world's fastest-growing auto market, has approved new automobile fuel efficiency guidelines exceeding U.S. standards. California has adopted regulations to curb global warming emissions from new passenger vehicles, and other states may soon follow.

Ford relies heavily on sales of inefficient passenger vehicles in the U.S., such as large sport utility vehicles and pickups. According to U.S. EPA data (Fuel Economy Trends, 2005, Table M-8), Ford's average fleet fuel economy has been lower than any other major automaker since 2000.

A 2004 report by the World Resources Institute and Sustainable Asset Management (''Changing Drivers'') forecasted that limits on carbon emissions could significantly affect automakers' earnings and should be viewed as a material issue by investors. They determined that Ford stands to lose more financially than most other automakers in complying with climate regulations expected in the United States, Europe and Japan over the next decade.

Adding momentum to the movement for more efficient vehicles, a growing number of oil industry experts believe that rising global oil demand may soon permanently outstrip the world's finite supply capabilities. In 1999 the CEO of Atlantic Richfield, Michael Bowlin, acknowledged this, saying, ''We've embarked on the beginning of the last days of the age of oil.'' In 2004, as crude prices rose dramatically, OPEC President Yusgiantoro informed the BBC that ''there is no more supply,'' and that OPEC was powerless to cool the market.

During the Arab Oil Embargo in 1979, Ford shares sank by 63 percent over 16 months, and the company lost significant market share to Japanese rivals with higher fuel mileage averages.

We believe that an efficient method of protecting shareholder equity against future oil price rises and increasing government regulation of greenhouse gas emissions is to tie executive compensation to progress in reducing greenhouse gas emissions from Ford's automotive products; therefore be it.

Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

The Board of Directors recommends a Vote "against" Proposal 6.
Ford takes the issue of global warming very seriously and our actions show that we are investing heavily in innovative technologies and in improving existing technologies in order to reduce greenhouse gas emissions. We introduced the Escape Hybrid and the Mercury Mariner Hybrid, mainstream SUVs with full hybrid-electric powertrains. They are among the cleanest and most fuel-efficient SUVs in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. Ford has committed to increase its global hybrid production capacity ten-fold, to approximately 250,000 units annually by 2010. More than half of the Ford, Lincoln and Mercury lineup will have hybrid capability. We plan to introduce four new vehicles in 2006 that can run largely on ethanol, raising Ford's production of Flexible Fuel Vehicles in 2006 to as many as 280,000 units. We also recognize the need for an integrated approach across our business and are actively exploring both product and non-product actions to reduce our climate impact. We are, for example, a founding member of the Chicago Climate Exchange, which provides a market-based approach to achieving greenhouse gas emission reductions. Moreover, in 2005, we initiated a pilot program that will offset the greenhouse gases emitted in the manufacture of hybrid vehicles.

The Company has sustained its commitment to engage in a proactive relationship with interested stakeholders who have shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue. The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board does not believe that the proposal is in the best interests of the Company or you. Ford compensates its executives based on a number of factors designed to motivate management to plan for Ford's long-term success (see the Compensation Committee Report on Executive Compensation on pp. 27-35). For instance, the performance criteria for Performance Stock Rights awarded for the performance period 2005-2007 are: total shareholder returns of Ford compared to the shareholder returns of all other Standard & Poor's 500 companies, total cost performance, global market share, high-time-in-service customer satisfaction, and launch customer satisfaction (see "Compensation Committee Report on Executive Compensation — Long-Term Compensation — Stock Awards" on p. 31). These broad criteria can encompass more specific objectives such as the criteria suggested by the proposal. Moreover, to the extent the vehicle market moves toward products with reduced greenhouse gas emissions, the performance criteria set forth are directly impacted. Focusing a significant portion of executive compensation on a narrowly defined specific goal may adversely affect the Company's long-term performance by over-emphasizing one aspect of performance at the expense of other performance factors.

The Company has made significant progress on developing a comprehensive approach to the linked issues of climate change and energy security, which will drive internal development, evaluation and action programs. Information on this will be shared publicly on an ongoing basis. This work will reinforce Ford's commitment to take comprehensive — as well as economically and environmentally sound — steps which will lessen greenhouse gas emissions through the lifecycle of our vehicle fleet. We believe this will not only address a critical societal concern but also will protect and enhance shareholder value. The current performance criteria by which executives are compensated (i.e., total shareholder returns, global market share, and customer satisfaction, among others) reflect our shared goal of reducing greenhouse gases from the Company's products responsibly and economically without adversely affecting Ford's long-term performance objectives. Consequently, the Board does not believe that the proposal is in your or Ford's best interests.

The Board of Directors recommends a Vote "against" Proposal 6.

ATT. H

2006 Proxy Statement Proposal 4 on Lobbying for CAFE

PP: 48 – 49 -

PROPOSAL 4:
Green Century Capital Management, Inc., 29 Temple Place, Suite 200, Boston, Massachusetts 02111, owner of 420 shares of common stock, has informed the Company that its representative plans to present the following proposal at the meeting:

Report on Lobbying Related to Federal Fuel Economy Standards
WHEREAS: High gasoline prices and dependence on imported oil are matters of increasing concern to the American public and to policymakers. There is simultaneously an increasing consensus on the need to reduce carbon emissions to address the problem of global warming.

Changes in the transportation sector will be needed to address these problems. In the United States, this sector alone accounts for approximately 65 percent of oil consumption. Vehicle fuel consumption accounts for 32% of global warming emissions.

WHEREAS: Ford has not taken sufficient steps to address these problems in the United States. According to the Company's 2004/2005 Sustainability Report the average fuel economy of Ford vehicles in the United States has fallen from 24.2 mpg in 1987 to 22.8 mpg in 2005. Ford's U.S. fleet has had the lowest fuel economy among the top six automakers for six years running. Throughout this time, Ford has lobbied for changes to U.S. fuel economy standards that would result in lower fleet wide fuel economy.

By contrast, the Company has committed to reducing fleet average carbon emissions in Europe by 25% by 2008 relative to 1995, and in Australia it has committed to a 20% fuel economy increase by 2010 relative to 2001.

WHEREAS: Ford's financial condition has worsened dramatically over the last year as its business strategy based on selling large, low-mileage vehicles unraveled. SUV sales plunged as gasoline prices increased, and they continue to suffer as consumers are reluctant to take the risk of purchasing "gas guzzlers." The Company reported a 52% drop in sales of the Ford Explorer in November 2005, even as gasoline prices returned to pre-Katrina price levels.

WHEREAS: The American public overwhelmingly supports increased fuel economy standards. A September 2005 Opinion Research Council poll found that 73% of Americans think recent gasoline price hikes make it more important "that the federal government takes new steps to require higher fuel efficiency standards."

CEO William Clay Ford Jr. stated in the Sustainability Report, "On issues of broad public concern, efforts to increase mutual understanding are usually more productive than adversarial defense of special interests."

RESOLVED: the shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on all of Ford's lobbying efforts and financial expenditures intended to influence government regulation of fuel economy standards. The report should present the business case for these activities in light of long-term economic trends and the Company's widely publicized plans to increase the fuel economy and reduce the environmental impact of its vehicles.

SUPPORTING STATEMENT:

In 2004 alone, Ford spent over $7,000,000 lobbying Congress and the Bush Administration. In part to support a proposal that allows Ford to increase the size of its vehicles to avoid meeting higher fuel economy standards. We are concerned that this money has been spent supporting a short-term business strategy that does not serve the needs of our Company or of the American public.

The Board of Directors recommends a Vote "against" Proposal 4.
Ford takes the issue of global warming very seriously and our actions show that we are investing heavily in innovative technologies and in improving existing technologies in order to reduce greenhouse gas emissions. We introduced the Escape Hybrid and the Mercury Mariner Hybrid, mainstream SUVs with full hybrid-electric powertrains. They are among the cleanest and most fuel-efficient SUVs in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. Ford has committed to increase its global hybrid production capacity ten-fold, to approximately 250,000 units annually by 2010. More than half of the Ford, Lincoln and Mercury lineup will have hybrid capability. We plan to introduce four new vehicles in 2006 that can run largely on ethanol, raising Ford's production of Flexible Fuel Vehicles in 2006 to as many as 280,000 units. We also recognize the need for an integrated approach across our business and are actively exploring both product and non-product actions to reduce our climate impact. We are, for example, a founding member of the Chicago Climate Exchange, which provides a market-based approach to achieving greenhouse gas emission reductions. Moreover, in 2005, we initiated a pilot program that will offset the greenhouse gases emitted in the manufacture of hybrid vehicles.

The Company has sustained its commitment to engage in a proactive relationship with interested stakeholders who have shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue. The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its operations and products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board, however, does not believe the proposal is in your best interests. Because Ford considers its environmental policies to be important to the Company's sustainability, Ford has issued a report, *"The Ford Report on the Business Impact of Climate Change,"* that addresses a broad range of environmental issues important to the Company, including greenhouse gas emissions. In order for any such report to be beneficial, it must be comprehensive, well-considered and instructive on the environmental issues facing the Company. Any report of this nature should not be unduly restrictive in scope. Global warming is a complicated topic that is an interplay between policy, technology, business needs and other considerations, of which CAFE standards are only a part. The proposal's narrow focus on one aspect of the Company's approach to greenhouse gas emissions would present an incomplete and potentially distorted picture of the Company's total strategic approach to environmental issues, thus depriving shareholders of a broad understanding of the Company's policies with regard to greenhouse gas emissions. Because the proposal is too narrowly focused, the Board does not believe the proposal is in your best interests.

The Board recommends a Vote "against" Proposal 4.

2005 Proxy Statement Proposal 6 – Executive Compensation and Greenhouse Gas Reductions

PP: 49 – 50 - 51

PROPOSAL 6
Global Exchange, 2017 Mission Street, San Francisco, California 94110, owner of 4,251 shares of common stock and Dr. Russell Long, 311 California, Suite 510, San Francisco, California 94104, owner of 183 shares of common stock, have informed the Company that they plan to present the following proposal at the meeting:

2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions
Whereas: We believe that the global trend towards adoption of regulations to improve fuel efficiency and curb greenhouse gas emissions from automobiles will be one of the key drivers determining competitiveness in the automobile industry over the next few decades.

As an indicator of growing pressure in this area, a significant percentage of global vehicle sales in 2002 occurred in countries that have ratified the Kyoto Protocol. The European Union and Japan are phasing in limits on automotive emissions of global-warming gases. China, with the world's fastest-growing auto market, has approved new automobile fuel efficiency guidelines exceeding U.S. standards. California has adopted regulations to curb global warming emissions from new passenger vehicles, and other states may soon follow.

Ford relies heavily on sales of inefficient passenger vehicles in the U.S., such as large sport utility vehicles and pickups. According to U.S. EPA data (Fuel Economy Trends, 2004, Table M-8), Ford's average fleet fuel economy has been lower than any other major automaker since 2000. The introduction of the Ford Escape hybrid is not expected to change this last place showing; it is expected to account for less than one-half percent of 2005 model year production.

A 2004 report by the World Resources Institute and Sustainable Asset Management (''Changing Drivers'') forecasted that limits on carbon emissions could significantly affect automakers' earnings and should be viewed as a material issue by investors. They determined that Ford stands to lose more financially than most other automakers in complying with climate regulations expected in the United States, Europe and Japan over the next decade.

Adding momentum to the movement for more efficient vehicles, a growing number of oil industry experts believe that rising global oil demand may soon permanently outstrip the world's finite supply capabilities. In 1999 the CEO of Atlantic Richfield, Michael Bowlin, acknowledged this, saying, ''We've embarked on the beginning of the last days of the age of oil.'' In 2004, as crude prices rose dramatically, OPEC President

Yusgiantoro informed the BBC that "there is no more supply," and that OPEC was powerless to cool the market.

During the Arab Oil Embargo in 1979, Ford shares sank by 63 percent over 16 months, and the company lost significant market share to Japanese rivals with higher fuel mileage averages.

We believe that an efficient method of protecting shareholder equity against future oil price rises and increasing government regulation of greenhouse gas emissions is to tie executive compensation to progress in reducing greenhouse gas emissions from Ford's automotive products; therefore be it

Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

The Board of Directors recommends a Vote "against" Proposal 6.

Ford takes the issue of global warming very seriously and our actions show that we are investing heavily in advanced technologies and in improving existing technologies in order to reduce greenhouse gas emissions. Last year we introduced the Escape Hybrid, a mainstream SUV with a full hybrid-electric powertrain. It is the cleanest and most fuel-efficient SUV in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. We also recognize the need for an integrated approach across our business and are actively exploring both product and non-product actions to reduce our climate impact: we are, for example, a founding member of the Chicago Climate Exchange, which provides a market-based approach to achieving greenhouse gas emission reductions. The Company has sustained its commitment to engage in a proactive relationship with interested stakeholders who have shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue.

The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board does not believe that the proposal is in the best interests of the Company or you. Ford compensates its executives based on a number of factors designed to motivate management to plan for Ford's long-term success (see the Compensation Committee Report on Executive Compensation on pp. 27-32). For instance, the performance criteria for Performance Stock Rights awarded for the performance period 2004-2006 are: total shareholder returns of Ford compared to the shareholder returns of all other Standard & Poor's 500 companies, total cost performance, global market share, high-time-in-service customer satisfaction, and launch-time customer satisfaction (see Compensation Committee Report on Executive Compensation — Long-Term Compensation — Stock Awards p. 30). These broad criteria can encompass more specific objectives such as the criteria suggested by the proposal. Moreover, to the extent the vehicle market moves toward products with reduced greenhouse gas emissions, the performance criteria set forth are directly impacted. Focusing a significant portion of executive compensation on a narrowly defined specific goal may adversely affect the Company's long-term performance by over-emphasizing one aspect of performance at the expense of other performance factors.

The Company has made significant progress on developing a comprehensive approach to the linked issues of climate and energy security, which will drive internal development, evaluation and action programs. Information on this will be shared publicly on an ongoing basis. This work will reinforce Ford's commitment to take comprehensive — as well as economically and environmentally sound — steps which will lessen greenhouse gas emissions through the lifecycle of our vehicle fleet. We believe this will not only address a critical societal concern but also will protect and enhance shareholder value. The current performance criteria by which executives are compensated (i.e., total shareholder returns, global market share, and customer satisfaction, among others) encompass our shared goal of reducing greenhouse gases from the Company's products responsibly and economically without adversely affecting Ford's long-term performance objectives. Consequently, the Board does not believe that the proposal is in your or Ford's best interests.

The Board of Directors recommends a Vote "against" Proposal 6.

ATT. J

2005 Proxy Statement Supplemental on Climate Change

PP: 53-4

Supplemental Information:

Shareholder Resolution on Climate Change:

In addition to the shareholder proposals you are being asked to vote on above, we also received a proposal from several members of the Interfaith Center on Corporate Responsibility and a wide range of other investor groups relating to greenhouse gas emissions.

The resolution contained in the proposal asked the Company to issue a report on: (i) how the Company will ensure competitive positioning based on emerging near- and long-term greenhouse gas regulatory scenarios at the state, regional, national and international levels; (ii) how the Company plans to comply with California's greenhouse gas standards; and (iii) how the Company can significantly reduce greenhouse gas emissions from its national fleet of vehicles (using a 2004 baseline) by 2014 and 2024, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

Because: (i) climate change is a serious environmental issue and shareholders are increasingly asking about the risks as well as the opportunities associated with it; (ii) shareholder value and environmental responsibility go hand-in hand; and (iii) planning carefully and exercising leadership now on this important issue will strengthen our business over the long-term; Ford has committed to publish by the end of 2005 a comprehensive report that will examine the business implications of reducing greenhouse gas emissions from operations and products, with special reference to government policies and regulations. Based on this commitment, the shareholder proponents have agreed with the Company to withdraw the proposal.

Ford began publicly sharing its perspective on climate change in 2000 with publication of its first Corporate Citizenship Report. The Corporate Citizenship Report, which details the Company's social and environmental performance, has been cited by external organizations for its candor in addressing business opportunities and challenges. The proposed report on climate change will likewise reflect an open dialogue about greenhouse gas emissions and global warming.

The report will address a range of possible economic, policy and regulatory developments and their potential effect on the business of manufacturing and selling cars and light trucks. The focus will be on the core market of North America but will address the global market trends. The timeframe for the report analysis will be the five to ten year horizon, with commentary offered on the 10-20 year horizon.

The report will address, among other things, regulatory actions at the state and regional level that limit greenhouse gas emissions from motor vehicles; the impact of increases in gasoline prices in the U.S. and manufacturing and/or consumer based tax policies being considered in some states that provide incentives for purchase of high mileage cars or the development of fuel efficient technologies.

The report will examine realistic strategies (technology and other business models) to limit risks and ensure the long-term success of the Company.

We will develop the climate change report in consultation with outside experts and shareholder representatives, principally Sr. Patricia Daly and other members of the Interfaith Center on Corporate Responsibility and Ceres. Ceres is a coalition of investors and environmental groups, and the convener of the Investor Network on Climate Risk.

The report will be developed under the direction of a cross-functional vice-presidential task force that has been working on strategies for addressing climate change since 2003. The Environmental and Public Policy Committee of Ford's Board of Directors will approve the scope of the report, will review and approve the completed report, and will review the report with the full Board.

We look forward to continuing the productive dialogue with the Interfaith Center on Corporate Responsibility and Ceres on the issue of greenhouse gas emissions. We hope that shareholders will find the climate change report to be comprehensive, informative and timely. We believe that the report is an example of Ford's commitment to anticipate the expectations of our investors and our customers for products, services and practices that deliver environmental and social as well as financial returns.

ATT. K

2005 Proxy Statement Proposal 4 on CAFÉ Lobbying Efforts

PP 46-7-8

PROPOSAL 4:

Report on CAFE Lobbying Efforts
Green Century Capital Management, Inc. 29 Temple Place, Suite 200, Boston, Massachusetts 02111, owner of more than $2,000 worth of common stock and Bartlett Naylor, 1255 N. Buchanan, Arlington, Virginia 22205, owner of 300 shares of common stock, have informed the Company that they plan to present the following proposal at the meeting:

Report on Lobbying Efforts and Expenditures Related to Federal Fuel Economy Standard
WHEREAS: Ford's lobbying efforts help to prevent an increase in federal Corporate Average Fuel Economy (CAFE) standards. These efforts stand in stark contrast to CEO Bill Ford, Jr.'s attempts to present Ford as an environmentally responsible company, and therefore are potentially damaging to the company and may diminish consumer confidence.
WHEREAS: Ford's U.S. fleet has had the lowest fuel economy among the top seven automakers, for five years running, according to the EPA. Ford's poor fuel economy has exacerbated global warming pollution levels and risked harm to the company's reputation as a responsible corporate citizen.
WHEREAS: In 2000, Ford pledged to increase the fuel economy of its SUV fleet by 25 percent by 2005 but recanted in 2003, and further lobbied the National Highway Traffic and Safety Administration advocating for outdated vehicle classifications and exemptions that result in lower overall fuel economy.
RESOLVED: that the shareholders request that the Board of Directors prepare a report for shareholders, at reasonable cost and omitting proprietary information, on all of Ford's lobbying efforts and financial expenditures, the result of which would indirectly or directly prevent an increase in federal CAFE standards. The report should also present the business case for spending shareholder funds to block CAFE improvements in light of Ford's new policy of increasing fuel economy by 80 percent in the long term.

Supporting Statement
Consumers are paying high prices at the gasoline pump because of record-breaking gasoline prices and poor miles per gallon vehicles.

Presumably to overcome Ford's last place ranking in fuel economy and recover consumer trust, Ford has made commitments to "green" its vehicles. Yet, Ford continues to spend millions of dollars to lobby Congress and the Bush Administration contributing to the prevention of the true solutions consumers seek while potentially compromising consumer confidence and damaging Ford's reputation.

Ford's monetary contributions and actions are perpetuating Ford's carbon burden. Ford's vehicles release more carbon dioxide than the entire country of Mexico. In 2003, Ford spent $5,250,000 to lobby Congress and the Bush administration on a range of consumer and environmental issues, including fuel economy.

A recent World Resources Institute report noted that Ford is poorly positioned to respond to likely carbon restraints in both international and North American markets compared to its main competitors due to the company's failure to aggressively pursue fuel economy technology. Ford is not prepared for the future carbon constraints. This future exposure may compound Ford's current loss of market share. During the first nine months of 2004, Ford's market share in the United States declined to 18.4 percent form 19.5 percent — a level not seen since the 1930's.

Undermining federal efforts to protect consumers from global warming pollution may destroy consumer confidence in Ford's vehicles and the competitive positioning of Ford's vehicles within U.S. markets and exports to climate conscious economies.

The report requested by this resolution will allow shareholders to determine if Ford's current lobbying efforts areconsistent with the company's strategies, as well as whether such strategies are in the shareholders' best interests.

The Board of Directors recommends a Vote "against" Proposal 4.

Ford takes the issue of global warming very seriously and our actions show that we are investing heavily in advanced technologies and in improving existing technologies in order to reduce greenhouse gas emissions. Last year we introduced the Escape Hybrid, a mainstream SUV with a full hybrid-electric powertrain. It is the cleanest and most fuel-efficient SUV in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. We also recognize the need for an integrated approach across our business and are actively exploring both product and non-product actions to reduce our climate impact: we are, for example, a founding member of the Chicago Climate Exchange, which provides a market-based approach to achieving greenhouse gas emission reductions. The Company has sustained its commitment to engage in a proactive relationship with interested stakeholders who have shown a willingness to engage in a constructive dialogue on the issue of greenhouse gas emissions and will continue this engagement as we continue to move beyond dialogue.

The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with interested groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of all of our shareholders.

The Board, however, does not believe the proposal is in your best interests. Because Ford considers its environmental policies to be important to the Company's sustainability, Ford will issue a report that will address a broad range of environmental issues important to the Company, including greenhouse gas emissions. In order for any such report to be beneficial, it should be comprehensive, well considered and instructive on the environmental issues facing the Company. Any report of this nature should not be unduly restrictive in scope. The proposal's narrow focus on one aspect of the Company's approach to greenhouse gas emissions would present an incomplete picture of the Company's total strategic approach to environmental issues, thus depriving shareholders of an understanding of the Company's policies with regard to greenhouse gas emissions. Because the proposal is too narrowly focused to be instructive to shareholders, the Board does not believe the proposal is in your best interests.

The Board recommends a Vote "against" Proposal 4.

ATT. L

2004 Proxy Statement Proposal 7 on Greenhouse Gas Emissions

PP 46 - 47

PROPOSAL 7

Reducing Greenhouse Gas Emissions

Several members of the Interfaith Center on Corporate Responsibility have informed the Company that the following proposal will be presented at the meeting by Sr. Patricia Daly of The Sisters of St. Dominic of Caldwell, New Jersey 07860, owners of 174 shares of common stock:
Reducing Auto Sector Greenhouse Gas Emissions
Ford Motor Company
Whereas:

Passenger cars and light trucks account for one-fifth of all annual U.S. greenhouse gas emissions linked to global climate change.

As of the model year 2002, the Ford Motor Company passenger vehicle fleet bore the second largest "carbon burden" of automakers in absolute terms. Additionally, the average vehicle sold by our company produces more carbon than the industry average.

Worldwide consensus that greenhouse gas (GHG) emissions need to be reduced continues to grow, with many countries, the European Union, and some U.S. states beginning to limit these carbon emissions, thereby requiring automakers to adopt technologies that reduce GHG emissions from their products. New fuel-efficiency standards have recently been approved in China, the fastest-growing passenger car market in the world, and are far more stringent than any U.S. standard. Failure by U.S. vehicle manufacturers to adopt technologies to lower GHG emissions may therefore undermine competitive positioning of our products within U.S. markets and exports to climate-conscious economies.

A World Resources Institute report indicates that the ability to reduce GHG emissions from vehicles may be indicative of future profitability. On the upside, concerns about climate change may create substantial new opportunities for proactive firms capable of meeting demand for cleaner, more efficient technologies in the global marketplace.

Vehicles offered by competitors Honda and Toyota emit less carbon because they offer better-than-average fuel economy. Moreover, these companies have been moving quickly to introduce advanced technology vehicles to consumers. Toyota successfully introduced hybrid vehicles three model years ago, and has already moved to the second generation of hybrid technology. Toyota is now poised to sell more cars in the U.S. than Chevrolet and

Ford combined (Associated Press 9/5/03) and has outsold Ford worldwide for the first time in history (USA Today 11/11/03).

Ford is investing heavily in advanced technologies such as hybrids and hydrogen fuel cells and is also planning to bring some advanced technologies and some improved conventional technologies to market in select products. However, Ford has not reported to investors their expectations for reductions in Ford's overall carbon burden or their ability to meet near- and long-term emerging global competitive and regulatory scenarios.

We believe that commercial production of these advanced technologies could invigorate the supply chain and product sales for the domestic auto industry as it transforms from a 20th to 21st century technology base.

Resolved: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2004: (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle product (using a 2003 baseline) by 2013 and 2023.

The Board of Directors recommends a Vote "against" Proposal 7.
Ford takes the issue of global warming very seriously and our actions, as acknowledged in the proposal, show that we are investing heavily in advanced technologies and in improving existing technologies in order to reduce greenhouse gas emissions. Later this year we will introduce Escape Hybrid, a mainstream SUV with a full hybrid electric powertrain. It will be the cleanest and most fuel-efficient SUV in the world and the 2004 Focus PZEV scored a perfect "10" in EPA's Green Vehicle Guide. We also recognize the need for an integrated approach across our business and are actively exploring both product and non-product actions to reduce our climate impact: we are, for example, a founding member of the Chicago Climate Exchange, which provides a market-based approach to achieving greenhouse gas emission reductions. The Company has sustained its commitment to engage in a proactive dialogue with the proponents and other interested stakeholders on the issue of greenhouse gas emissions and will continue this engagement in order to move beyond dialogue.

The Company remains committed to reporting the estimated greenhouse gas emissions from its operations and products, to review and report on actions to reduce greenhouse gas emissions from its products, and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. We are working closely with the shareholder proponents and other interest groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of our shareholders.

While the Company supports the thrust of the resolution, however, there are certain details with which the Company does not agree. Furthermore, the Company is already deeply engaged on this issue and has received a series of inputs from various external stakeholders, including the proponents, as was agreed at last year's Shareholders Meeting. The Company has made significant progress on developing a comprehensive approach to the linked issues of climate and energy security which will initially drive internal development, evaluation and action programs. Information on this will be shared publicly as soon as is practicable. This work will reinforce Ford's commitment to take comprehensive — as well as economically and environmentally sound — steps which will lessen greenhouse gas emissions through the lifecycle of our vehicle fleet. We believe this will not only address a critical societal concern but will also protect and enhance shareholder value. Under these circumstances, we do not believe that it is appropriate to commit to the specific deadlines, timelines and reference points of the proposal. We conclude, therefore, that the adoption of the proposal is not currently in the best interests of the Company or of its shareholders.

The Board of Directors recommends a Vote "against" Proposal 7.

2003 Proxy Supplemental Statement on Climate Change

PP 53-4 in the 2003 Proxy Statement
Supplemental Information

Shareholder Resolution on Climate Change

In addition to the shareholder proposals you are being asked to vote on above, we also received a proposal from The Sisters of St. Dominic of Caldwell, New Jersey, and other shareholders, relating to greenhouse gas emissions. The shareholder proponents have summarized their proposal as follows:

""Passenger vehicles account for one-fifth of all annual U.S. greenhouse gas emissions linked to global climate change. America's heavy reliance on petroleum products to power vehicles also affects national security, as today more than half of the oil consumed in the U.S. is imported. Cars and trucks are also the largest single source of air pollution in most urban areas. These major problems can be addressed by making available emerging improvements to the conventional internal combustion engine and vehicle designs, as well as adopting hybrid gasoline engine technology. Automakers can build a fleet of vehicles that significantly boosts fuel economy over the next 10-20 years without sacrificing safety, comfort or utility for consumers. High greenhouse gas intensity from Ford's products undermines its ability to export to climate-conscious economies. Ford can take advantage of new opportunities in the global marketplace by moving assertively to build and sell cleaner, more efficient vehicles. Ford is investing in advanced technologies today. However, it has vigorously opposed recent federal efforts to require increased fuel economy, placing Ford's Financial future - and thus shareholder value - at grave risk. This risk is underscored by research that shows that companies with top-rated environmental records in their industry are faring significantly better Financially than those with worse records."

The resolution contained in the proposal asked the Company to issue a report on (i) estimated greenhouse gas emissions from our plants and products; (ii) ways for the Company to significantly reduce greenhouse gas emissions from our vehicles by 2012 and 2020, and (iii) an evaluation of new public policies to enable such emissions reductions.

The shareholder proponents have agreed with the Company to withdraw the proposal on the basis of commitments the Company has given to continue the dialogue with the intent of working towards a mutually agreeable response. The Company supported the principle of the resolution but disagreed with certain statements made as part of the proposal. Clarifying our respective assumptions on these issues will require more dialogue.

In addition, as noted above, the proposal requests information on product plans to reduce greenhouse gas emissions through 2012 and 2020. Uncertainties associated with technology development, fuel prices, consumer demand and other market variables make realistic and credible projections over that time period virtually impossible. We intend to continue our dialogue with the shareholder proponents and other interested parties to clarify and reach mutual agreement on the expectations of this aspect of the proposal.

We have already engaged in cooperative dialogue with the shareholder proponents and other stakeholders on the issue of climate change. We remain committed to reporting the estimated total emissions of greenhouse gases from our operations and products; to review and report on actions to reduce greenhouse gas emissions from our vehicles; and to continue to work on new policy approaches that will encourage the development of a market for technologies that lessen greenhouse gas emissions. For example, in spite of diÇcult economic and business conditions, Ford will launch the HEV Escape later this year and will continue to produce a sustainability report that details our environmental performance. We have undertaken to work closely with the shareholder proponents and other interest groups to find ways to meet our shared goal of responding to climate change and reducing greenhouse gas emissions proactively, affordably and in line with the interests of our shareholders.

The shareholder proponents have acknowledged Ford's commitment to move forward in addressing climate change and reducing greenhouse gas emissions and they have stated their commitment to further engagement with the Company. They have noted that the Company's commitment includes working on public policies that advance the market for fuel efficient vehicles, which they believe is particularly important during this time of serious financial challenges before the Company.

The shareholder proponents have also expressed their appreciation to Ford for including in the proxy statement a discussion of the proposal and the basis on which the shareholder proponents agreed to its withdrawal. The shareholder proponents have also expressed that they view this transparency to shareholders as truly outstanding and something that should be modeled in other companies.

Don't Waste Corporate Funds on CO2 Reduction

Whereas: Newly Corrected Data from NASA shows that the warmest year in the last 129 years is 1934. No year since then has been warmer.

Whereas: The Concentration of Atmospheric CO2 has increased by approximately 33% since 1880, or from 290 to 385 Parts Per Million, with most of that increase occurring from 1934 to 2009.

Whereas: If the concentration of CO2 in the atmosphere is the causative factor for Global Climate Temperature Change, then the increase in CO2 has caused Global Cooling.

Whereas: 1998 is the warmest recent year. There have now been 11 years of global cooling. The winter of 2007-8 set global records for cold temperatures and large amount of snowfall, erasing the approximately 20 years of warming from circa 1980 to 1998. The IPCC is now stating that the globe is cooling.

Whereas: Over 90% of the Earth's ice is in Antarctica, which is growing in both mass and thickness. The Winter of 2007-8 fully replenished the coastal ice banks that had been recently reduced.

Whereas: Over $50 billion has been spent to document man-made global warming. The latest IPCC report said that the temperature might rise about ½ (0.5^0 C) of a degree this century, about the same as last century, and that sea levels might rise about 1 foot this century, about the same as last century. Which is no real problem.

Whereas: The science is not settled, it has never been settled. There is no "consensus" of scientists, there has never been a "consensus". At OISM.ORG is a list of over 31,000 scientists (with over 9,000 Ph.D's) who state that global climate change is a natural, not man-made, effect.

Whereas: A chart of CO_2 and temperatures over the last 650,000 years, an Al Gore favorite, when properly examined, shows that the temperature goes up or down, and 400 to 1000 years later, CO_2 goes up or down. CO_2 is a trailing indicator, and not a causative factor for global temperatures.

Whereas: According to Reid Bryson, founding chairman of the University of Wisconsin Department of Meteorology, called by the British Institute of Geographers as the most frequently cited climatologist in the world: "Eighty percent of the heat radiated back from the surface is absorbed in the first 30 feet by water vapor ... And how much is absorbed by carbon dioxide? Eight hundredths of one percent. It is one one-thousandth as important as water vapor."

Whereas: Water Vapor, cloud formation and interactions with the Sun and its various cycles, and with the Sun's solar wind and interaction with cosmic rays, are all valid science that needs to be studied, since CO_2 does not correlate as a causative factor.

Therefore: Ford should not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO2 reduction would solely be a by-product of any energy cost reductions.

F. P. Wilson 17NOV2009



Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 13, 2010.

Mr. Fredrick P. Wilson (the "Proponent") has submitted for inclusion in the 2010 Proxy Materials a proposal and supporting statement requesting that Ford "not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO_2 reduction would solely be a by-product of any energy cost reductions" (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2010 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders, and the Staff has consistently concurred that shareholder proposals may be excluded under

Rule 14a-8(i)(3) when the company demonstrates "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). In *Citigroup Inc.* (April 21, 2009), the Staff concurred in the omission of a proposal as inherently vague and indefinite that requested the board of directors to adopt a by-law to require the company to have an independent lead director meeting the independence standards set by the Council of Institutional Investors. In *General Motors Corporation* (March 26, 2009), the Staff concurred in the omission of a proposal as impermissibly vague where the proponent requested the "elimination of all incentives for the CEOS and the Board of Directors." In *Berkshire Hathaway Inc.* (March 2, 2007), omission of a shareholder proposal was permitted where the proposal sought to restrict the company from investing in securities of any foreign corporation that engaged in activities prohibited for U. S. companies by Presidential Executive Orders. Additionally, in *Ford Motor Company* (February 27, 2008), the Staff concurred in the omission of a proposal that requested the Board to include a specific report in the annual report on efforts to improve the fuel economy of the Company's products so that no Ford vehicle would indicate that there was a need for any country in the world to buy oil from the Middle East. In each of the above referenced proposals, the Staff determined that the proposal at issue was so vague and indefinite that shareholders could not be expected to understand what they were being asked to consider. Likewise, each of the respective companies would not know what action to take in order to ensure full compliance with the Proposal's requirements.

The Staff has also permitted omission of impermissibly vague proposals because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America* (February 25, 2008) (allowing the company to omit a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provide insufficient guidance to allow the company to implement the proposal) and *Wendy's International Inc.* (February 24, 2006) (allowing the company to omit a proposal because it failed to define key terms and the intent of the proposal was vague and indefinite). *See also, The Procter & Gamble Company* (August 9, 2007) (concurring in exclusion of proposal that requested that if the company sponsored a news program in Spanish, then half of that program must incorporate an English lesson); *The Home Depot, Inc.* (January 29, 2007) (concurring in exclusion of proposal that required two nominees for each new member of board as vague and indefinite); *Bank of America Corporation* (February 17, 2006) (concurring in exclusion of a proposal limiting the compensation of directors as vague and ambiguous); and *Wendy's International, Inc.* (February 24, 2006) (concurring in exclusion of request for board to issue interim reports to shareholders that detailed the progress made toward accelerating development of controlled-atmosphere killing of animals as vague and indefinite).

The Proposal falls squarely within the criteria for exclusion because, based on the text of the resolution contained within the Proposal, shareholders will not be adequately informed as to what they are being asked to consider. Likewise, the Company would not know with reasonable certainty what specific actions to consider taking should the Proposal be adopted. The Proposal requests that Ford not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO_2 reduction be solely a by-product of energy cost reductions. The resolution raises numerous questions. One question is the meaning of phrase "projects that are solely concerned with CO_2 reduction." For instance, assume Ford develops a new vehicle and during the development it invests in CO_2 reduction technology, e.g., a more fuel efficient engine. Is the development of the CO_2 reduction technology a "project" or is the development of the vehicle the "project" and the CO_2 reduction technology merely a part of the project? If the former, the project would be prohibited unless it met corporate return guidelines on its own merits. If the latter, it would be allowed. Another example would be a project to develop CO_2 reduction technology that is not intended for one vehicle line but will be implemented across several vehicle lines. Would this be considered a "project" proscribed by the Proposal because it is solely related to CO_2 reduction or would it be allowed because it is intended to be implemented in different vehicle lines and, therefore, not considered "solely" related to CO_2 reduction? Shareholders must know with reasonable certainty the breadth of the Proposal's reach. The Company must know with reasonable certainty what actions would be allowed and what actions would be prohibited by the Proposal. Because of the inherent vagueness of the resolution, neither shareholders nor the Company can determine with reasonable certainty what the Proposal requires.

An additional ambiguity is whether Ford may fund non-energy savings projects that are solely concerned with CO_2 reductions. Under this interpretation, the prohibition on funding projects only applies to energy savings projects solely concerned with CO_2 reductions. Is Ford free to fund "non-energy" savings projects (e.g., a program that reduces CO2 but requires additional "energy," from whatever source, to do so) that are solely concerned with CO_2 reduction regardless of whether or not such projects meet Corporate Return on Investment guidelines? This would seem to be an odd conclusion, yet a reasonable reading of the Proposal would seem to allow such an interpretation. Reasonable shareholders would rightfully wonder why they are being asked to prohibit only energy savings projects solely concerned with CO_2 reductions and not all projects concerned with CO_2 reductions? Shareholders would struggle to find a reasonable alternate interpretation.

Another ambiguity is the meaning of the phrase "and any CO_2 reduction would solely be a by-product of any energy cost reductions." It is not clear how this phrase is to be read in the context of the resolution. The resolution states that Ford should not fund or undertake energy savings projects solely related to CO_2 reduction, yet the resolution then immediately states that any CO_2 reduction must solely be a by-product of any energy cost reductions. This could be interpreted to mean that: (i) if Ford undertook an energy savings project solely concerned with CO2 reductions; and (ii) such a project met the Corporate Return on Investment guidelines, but resulted in CO2 reductions that were not solely a by-product of any energy cost reductions, we would have run afoul of the Proposal's strictures. Such a result is nonsensical and somewhat circular, yet the resolution appears to require it. Again, shareholders will struggle to find a reasonable alternate interpretation.

The above examples demonstrate that the Proposal is so inherently vague and ambiguous that it is susceptible to differing interpretations and likely to cause confusion among shareholders. Likewise, the Company could not determine with reasonable certainty what course of action the Proposal requires if it were adopted. The Proposal, therefore, falls squarely within Rule 14a-8(i)(3), which permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the

Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2010 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2010 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2010 Proxy Materials by sending him a copy of this letter and its exhibit.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,



Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Fredrick Wilson (via Federal Express)

Exhibit 1



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 25, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal 2010 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges receipt of your letter dated November 23, 2009, in which you inform the Company that the proposal entitled "Don't Waste Corporate Funds on CO2 Reduction" is the proposal you intend to be submitted for inclusion in the Company's 2010 proxy materials (the "Proposal"). Thank you for withdrawing the other proposals submitted in your letter of November 17, 2009.

Please note that Ford reserves the right to file a No-Action Letter with the SEC should substantive grounds exist for exclusion of the Proposal. We will notify you in accordance with SEC rules if we file such a request.

Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

November 23, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

ATTN: Jerome F. Zaremba
Counsel
Office of the General Counsel

SUBJECT: Your letter dated 18NOV2009 RE: Shareholder Proposal 2010 Annual Meeting

Dear Mr. Zaremba:

Thank you for you letter regarding my submission of multiple Stockholder proposals, and the relevant SEC proposals. I am always pleased to know that Ford Motor Company, in its relations with its stockholders, is always willing to work to the letter of the SEC and its lowest common denominator rules.

This letter is to advise you that I am withdrawing two of my three proposals. Those two proposals I am withdrawing are titled "Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles" and "Support replacing Gasoline by Methanol To Help De-Fund an Electro-Magnetic Pulse Attack on the USA".

The Stockholder Proposal I am retaining as submitted is titled; "Don't Waste Corporate Funds on CO_2 Reduction".

This brings the total of my Stockholder Submissions to one, which then no longer requires you to submit a No-Action Request with the SEC.

If your understanding is different than I have stated, please notify me immediately.

If you have any questions or concerns, please contact me at your earliest opportunity.

I am at your service,



Fredrick P. Wilson



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

November 18, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Subject: Shareholder Proposal 2010 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposals contained in your letter dated November 17, 2009, which was received on November 18. You request that the three proposals relating to the Company supporting various programs to increase the use of methanol in its products and cease funding projects related to CO2 reductions (the "Proposals"), be included in the Company's 2010 proxy materials. Thank you for providing proof of stock ownership.

Please note that Securities and Exchange Commission ("SEC") Rule 14a-8(c) (copy enclosed) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. As your cover letter indicates, you have submitted three separate proposals to the Company. We request that you withdraw two of the Proposals within fourteen days of your receipt of this letter so that we do not have to file a No-Action Request with the SEC to have the Proposals excluded. If you do not withdraw two of the Proposals within the 14-day period, we will file a No-Action Request with the SEC to have the Proposals excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding shareholder proposals or anything else relating to your correspondence, please contact me at the above-referenced number. Thank you for your continued interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

November 17, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

ATTN: Jerome F. Zaremba
Counsel
Office of the General Counsel

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2010 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs:

The first attachment is a letter from Oppenheimer, Inc., my stockbroker, attesting to the purchase date of my Ford Stock and the quantity owned, and that as of the date of that letter I still owned the stock. The purchase date is December 06, 2005 and the quantity is 450 shares, valued today at about $3,919.

The second letter is my statement of intent to continue to hold, own, and possess these shares.

The third attachment, "Don't Waste Corporate Funds on CO_2 Reduction" is my first Stockholder Proposal. I do hope that the Board of Directors adopts it. It is under 500 words long per Microsoft Word 2000 wordcount.

The fourth attachment, "Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles", is my second Stockholder Proposal. I do hope that the Board of Directors adopts it. It is under 500 words long per Microsoft Word 2000 wordcount.

The fifth attachment, "Support replacing Gasoline by Methanol To Help De-Fund an Electro-Magnetic Pulse Attack on the USA", is my third Stockholder Proposal. I do hope that the Board of Directors adopts it. It is under 500 words long per Microsoft Word 2000 wordcount.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,



Fredrick P. Wilson

Att: 1) Letter from Oppenheimer, Inc regarding ownership of my Ford Stock, dated 17Nov2009.

2) Letter of Intent to continuously hold stock, dated 17Nov2009.

3) Stockholder Proposal: Don't Waste Corporate Funds on CO_2 Reduction

4) Stockholder Proposal: Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles

5) Stockholder Proposal: Support replacing Gasoline by Methanol To Help De-Fund an Electro-Magnetic Pulse Attack on the USA

November 17, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

ATTN: Jerome F. Zaremba
Counsel
Office of the General Counsel

SUBJECT: Intent to Continuously Hold Stock for the next three years, i.e. Stock Retention

Dear Mr. Zaremba:

The attached letter from Oppenheimer & Co., Inc. establishes my continuously held ownership of the stock listed, all of it having been continuously held for not only at least one year, but actually for well over three years.

I do personally attest that I have continuously held the stock, which exceeds $2,000 in value, for at least one year, and, in actuality for almost three years.

I do intend to continuously hold, i.e. own, this Ford stock for the next three complete calendar years of 2010, 2011, and 2012, and through the dates of the annual meeting of shareholders in 2010 and the date of the annual meeting of shareholders in 2011 and through the date of the annual meeting of shareholders in 2012. I do intend to continuously hold this stock for many years beyond that and to prosper from it.

If you have any questions or concerns, please contact me at your earliest opportunity.

Regards,



Fredrick P. Wilson



Oppenheimer & Co. Inc.
2240 East Hill Road
Suite A
Grand Blanc, MI 48439
800-572-6958

Member of All Principal Exchanges

Tuesday, November 17, 2009

Fredrick P. Wilson

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wilson,

This letter is to confirm that you purchased 450 shares of Ford Common stock on 12/01/2005 for $3,650. You have continuously held those shares here with us, and they are currently valued at $3919.00

If you have any further request please call (810) 694-2980.

Sincerely,

Michael R. Sobol
Executive Director – Investments
Branch Manager

Don't Waste Corporate Funds on CO2 Reduction

Whereas: Newly Corrected Data from NASA shows that the warmest year in the last 129 years is 1934. No year since then has been warmer.

Whereas: The Concentration of Atmospheric CO2 has increased by approximately 33% since 1880, or from 290 to 385 Parts Per Million, with most of that increase occurring from 1934 to 2009.

Whereas: If the concentration of CO2 in the atmosphere is the causative factor for Global Climate Temperature Change, then the increase in CO2 has caused Global Cooling.

Whereas: 1998 is the warmest recent year. There have now been 11 years of global cooling. The winter of 2007-8 set global records for cold temperatures and large amount of snowfall, erasing the approximately 20 years of warming from circa 1980 to 1998. The IPCC is now stating that the globe is cooling.

Whereas: Over 90% of the Earth's ice is in Antarctica, which is growing in both mass and thickness. The Winter of 2007-8 fully replenished the coastal ice banks that had been recently reduced.

Whereas: Over $50 billion has been spent to document man-made global warming. The latest IPCC report said that the temperature might rise about ½ (0.5^0 C) of a degree this century, about the same as last century, and that sea levels might rise about 1 foot this century, about the same as last century. Which is no real problem.

Whereas: The science is not settled, it has never been settled. There is no "consensus" of scientists, there has never been a "consensus". At OISM.ORG is a list of over 31,000 scientists (with over 9,000 Ph.D's) who state that global climate change is a natural, not man-made, effect.

Whereas: A chart of CO_2 and temperatures over the last 650,000 years, an Al Gore favorite, when properly examined, shows that the temperature goes up or down, and 400 to 1000 years later, CO_2 goes up or down. CO_2 is a trailing indicator, and not a causative factor for global temperatures.

Whereas: According to Reid Bryson, founding chairman of the University of Wisconsin Department of Meteorology, called by the British Institute of Geographers as the most frequently cited climatologist in the world: "Eighty percent of the heat radiated back from the surface is absorbed in the first 30 feet by water vapor ... And how much is absorbed by carbon dioxide? Eight hundredths of one percent. It is one one-thousandth as important as water vapor."

Whereas: Water Vapor, cloud formation and interactions with the Sun and its various cycles, and with the Sun's solar wind and interaction with cosmic rays, are all valid science that needs to be studied, since CO_2 does not correlate as a causative factor.

Therefore: Ford should not fund or undertake any energy savings projects that are solely concerned with CO_2 reduction, but that each project must meet Corporate Return on Investment guidelines and any CO2 reduction would solely be a by-product of any energy cost reductions.

F. P. Wilson 17NOV2009

Support replacing Gasoline by Methanol
To Help De-Fund an Electro-Magnetic Pulse Attack on the USA

Whereas: A successful EMP (Electro-Magnetic Pulse) attack on the USA would kill 9 out of every 10 Americans in the first year due to starvation, disease, freezing to death, and violence as civilization broke down.

Whereas: The Heritage Foundation, former Speaker Newt Gingrich, The Claremont Foundation, former Governor Mike Huckabee, and former Under-Secretary of Defense Frank Gaffney are all actively warning the USA of this mortal threat.

Whereas: An EMP attack would destroy our electrical generation and transmission systems. There would be no electricity for three or more years – until the system could be totally rebuilt. There would be no communications, phones, cell phones, TV, radio, internet, or computers.

Whereas: No cars would work, as their computers would be fried. Only old cars, built before electronic ignitions in 1975, would still work. Airplanes would fall out of the sky and crash. There would be no trains or busses. The only transportation would be on foot or horseback.

Whereas: There would be no food production, refrigeration, storage, or distribution. No tractors, combines, or dryers would work. Grocery stores and drug stores all cleaned out in a day. No new medicine will be made. No fuel would be made or distributed. No natural gas would be produced or distributed.

Whereas: Iran has formally stated that the USA is the "Great Satan". Iran has formally stated they are working towards a world without America.

Whereas: Iran will have nuclear bombs within a few years. Iran has said that one bomb will destroy Israel, but they will easily survive any retaliation.

Whereas: Three small nuclear fission bombs launched from container ships off of our shores, and exploded eighty miles up would send the USA back to the 1800s.

Whereas: Our ancestors, with a population of 80 million or so, new how to survive without electricity and electronics. We, today, do not.

Whereas: Obama and his administration will do nothing to prevent Iran becoming a nuclear bomb possessing nation.

Whereas: Obama and his administration will ensure that Israel cannot attack Iran, do the USA's job for us, and destroy Iran's nuclear capability.

Whereas: Our military is no longer hardened against an EMP attack.

Whereas: A successful EMP attack on the USA would be a civilization killer, throwing our 30 million survivors back into a new middle ages until someone else conquered us.

Whereas: Our oil money (oil is a fungible commodity) is funding the Iranian nuclear program, even if we can't legally buy anything directly from Iran. General Lute, Asst. to President Bush and former National Security Advisor for Iraq and Afghanistan, spoke of how our oil money is funding these nuclear bomb and ICBM programs.

Therefore: Ford must promote replacing Gasoline with Methanol in all of the vehicles it develops, markets, and manufactures, similar to how unleaded fuel was promoted starting in 1975, and as its official corporate stance on energy independence for the USA.

F. P. Wilson 17NOV2008

Support replacing Gasoline by Methanol as the fuel of choice for American and Global Vehicles

Whereas: The Honorable U.S. Representative, Sue Myrick (R-NC), as the Chairwoman of the U.S. House of Representatives Anti-Terrorism Caucus, has publicly stated that she and most of the 122 bi-partisan members of the Caucus agree with me that the USA has a tremendous probability of losing this Global War against Radical Islam and becoming an Islamist Country, similar to Lebanon, in whole or in part, on or before 2100.

Whereas: General Lute, Asst. to the President and National Security Advisor for Iraq and Afghanistan, spoke recently about how our oil money was funding the insurgency, foreign fighters, and al-Qaeda, in both counties, and that "our oil money" meant not only Saudi Arabia, but also Kuwait, Dubai, and the rest of the Sheikhdoms. Our oil money is funding the al-Quds force from Iran, which is supporting both the Shia and Sunni Jihadists in both countries, as well as the IEDs, rockets, guns, and training that Iran is supplying to kill our troops.

Whereas: Saudi Arabia, which is married to the Wahhabi Sect, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending over $4 Billion/year for 35 years ($140Billion+) to build mosques, madrasses and Islamic centers in the US and globally. They are also teaching hatred in Canada, Europe, the Middle East, N. Africa, and Central and SE Asia. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas our oil money is funding the nuclear bomb programs of Iran and Egypt, and funded the Pakistani nuclear program through the oil rich countries of the Middle East.

Whereas: Our oil money is funding every aspect of these Radical Islamists demographically at first, violently later, taking over of all of Western Europe, England, Canada, Southeast Asia, and large sections of Central and South America well before 2100, and the USA also before this century is over.

Whereas: Congresswoman Myrick has stated that she and most of the 122 members agree that we need to stop funding our demise as a country, a culture, and a civilization today, not tomorrow.

Whereas: Methanol, Wood Alcohol, is a proven liquid fuel that can readily replace gasoline. It has been used in fleets of cars since the 1980's with success, and the flex-fuel cars of today continue to prove its viability. It can be made from coal, trees, switchgrass, and other cellulosic materials that are just a pipedream for ethanol.

Therefore: Ford should promote replacing Gasoline with Methanol in all of the relevant component parts and vehicles it develops, markets, and manufactures, and as its official corporate stance on energy independence for the USA.

F. P. Wilson 17NOV2008